English Translation of Financial Statements Originally Issued in Chinese

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

Consolidated Financial Statements for the
Three Months Ended March 31, 2024 and 2023 and
Independent Auditors’ Review Report

勤業眾信
勤業眾信聯合會計師事務所
110016 台北市信義區松仁路100號20樓

Deloitte & Touche
20F, Taipei Nan Shan Plaza
No. 100, Songren Rd.,
Xinyi Dist., Taipei 110016, Taiwan

Tel :+886 (2) 2725-9988
Fax:+886 (2) 4051-6888
www.deloitte.com.tw

INDEPENDENT AUDITORS’ REVIEW REPORT

The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited

Introduction

We have reviewed the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and its subsidiaries (collectively, the “Company”) as of March 31, 2024 and 2023, the related consolidated statements of comprehensive income, changes in equity and cash flows for the three months then ended, and the related notes to the consolidated financial statements, including material accounting policy information (collectively referred to as the “consolidated financial statements”). Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China. Our responsibility is to express a conclusion on the consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with the Standards on Review Engagements of the Republic of China 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that caused us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2024 and 2023, its consolidated financial performance and its consolidated cash flows for the three months ended March 31, 2024 and 2023 in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China.

The engagement partners on the reviews resulting in this independent auditors’ review report are Shih Tsung Wu and Shang Chih Lin.

Deloitte & Touche
Taipei, Taiwan
Republic of China

May 10, 2024

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ review report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	March 31, 2024		December 31, 2023		March 31, 2023
ASSETS	Amount	%	Amount	%	Amount	%

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$1,698,195,704	29	$1,465,427,753	26	$1,385,232,810	27
Financial assets at fair value through profit or loss (Note 7)	253,275	-	924,636	-	982,014	-
Financial assets at fair value through other comprehensive income (Note 8)	175,880,463	3	154,530,830	3	129,541,034	3
Financial assets at amortized cost (Note 9)	48,326,607	1	66,761,221	1	73,428,595	2
Hedging financial assets (Note 10)	-	-	-	-	70	-
Notes and accounts receivable, net (Note 11)	201,500,334	3	201,313,914	4	147,715,125	3
Receivables from related parties (Note 31)	479,363	-	624,451	-	332,554	-
Other receivables from related parties (Note 31)	79,307	-	71,871	-	76,608	-
Inventories (Note 12)	267,123,339	5	250,997,088	5	216,067,981	4
Other financial assets (Note 32)	32,728,476	1	27,158,766	1	26,007,016	1
Other current assets	28,200,526	-	26,222,380	-	16,343,714	-

Total current assets	2,452,767,394	42	2,194,032,910	40	1,995,727,521	40

NONCURRENT ASSETS
Financial assets at fair value through profit or loss (Note 7)	13,958,669	-	13,417,457	-	-	-
Financial assets at fair value through other comprehensive income (Note 8)	7,428,408	-	7,208,655	-	6,918,090	-
Financial assets at amortized cost (Note 9)	85,913,236	2	79,199,367	2	34,512,468	1
Investments accounted for using equity method (Note 13)	31,168,264	1	29,616,638	1	28,483,064	1
Property, plant and equipment (Note 14)	3,051,847,989	53	3,064,474,984	55	2,833,396,892	56
Right-of-use assets (Note 15)	40,136,864	1	40,424,830	1	42,018,656	1
Intangible assets (Note 16)	22,238,925	-	22,766,744	-	24,296,839	-
Deferred income tax assets (Note 4)	63,729,274	1	64,175,787	1	68,775,652	1
Refundable deposits	6,124,127	-	7,044,420	-	4,218,206	-
Other noncurrent assets	12,577,932	-	10,009,423	-	7,496,960	-

Total noncurrent assets	3,335,123,688	58	3,338,338,305	60	3,050,116,827	60

TOTAL	$5,787,891,082	100	$5,532,371,215	100	$5,045,844,348	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Note 7)	$941,396	-	$121,412	-	$620,967	-
Hedging financial liabilities (Notes 10 and 29)	10,525	-	27,334,164	-	39,108	-
Accounts payable	56,424,812	1	55,726,757	1	46,302,185	1
Payables to related parties (Note 31)	1,185,196	-	1,566,300	-	1,079,764	-
Salary and bonus payable	25,281,769	1	33,200,563	1	24,518,981	1
Accrued profit sharing bonus to employees and compensation to directors (Note 27)	64,246,239	1	50,716,944	1	74,158,512	1
Payables to contractors and equipment suppliers	127,179,414	2	171,484,616	3	157,374,807	3
Cash dividends payable (Note 19)	181,524,496	3	168,558,461	3	142,617,093	3
Income tax payable (Note 4)	139,222,213	3	98,912,902	2	157,215,093	3
Long-term liabilities - current portion (Notes 17, 18 and 29)	12,500,151	-	9,293,266	-	8,040,000	-
Accrued expenses and other current liabilities (Notes 15, 20 and 29)	417,663,868	7	296,667,931	5	261,123,411	5

Total current liabilities	1,026,180,079	18	913,583,316	16	873,089,921	17

NONCURRENT LIABILITIES
Bonds payable (Notes 17 and 29)	955,540,142	17	913,899,843	17	848,637,481	17
Long-term bank loans (Notes 18 and 29)	10,020,132	-	4,382,965	-	6,147,668	-
Deferred income tax liabilities (Note 4)	42,863	-	53,856	-	726,005	-
Lease liabilities (Notes 15 and 29)	28,467,310	-	28,681,835	1	29,984,875	1
Net defined benefit liability (Note 4)	7,700,892	-	9,257,224	-	8,602,302	-
Guarantee deposits	940,585	-	923,164	-	915,592	-
Others (Note 20)	93,282,825	2	178,326,165	3	184,842,906	4

Total noncurrent liabilities	1,095,994,749	19	1,135,525,052	21	1,079,856,829	22

Total liabilities	2,122,174,828	37	2,049,108,368	37	1,952,946,750	39

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock (Note 19)	259,336,292	4	259,320,710	5	259,320,710	5
Capital surplus (Notes 19 and 26)	70,940,489	2	69,876,381	1	69,894,441	1
Retained earnings (Note 19)
Appropriated as legal capital reserve	311,146,899	5	311,146,899	6	311,146,899	6
Appropriated as special capital reserve	28,020,822	1	-	-	20,320,473	1
Unappropriated earnings	2,955,395,983	51	2,846,883,893	51	2,441,820,698	48
	3,294,563,704	57	3,158,030,792	57	2,773,288,070	55
Others (Notes 19 and 26)	10,891,445	-	(28,314,256)	-	(24,269,263)	-

Equity attributable to shareholders of the parent	3,635,731,930	63	3,458,913,627	63	3,078,233,958	61

NON - CONTROLLING INTERESTS	29,984,324	-	24,349,220	-	14,663,640	-

Total equity	3,665,716,254	63	3,483,262,847	63	3,092,897,598	61

TOTAL	$5,787,891,082	100	$5,532,371,215	100	$5,045,844,348	100

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	Three Months Ended March 31
	2024		2023
	Amount	%	Amount	%

NET REVENUE (Notes 20, 31 and 37)	$592,644,201	100	$508,632,973	100

COST OF REVENUE (Notes 12, 27 and 31)	278,138,932	47	222,132,581	44

GROSS PROFIT	314,505,269	53	286,500,392	56

OPERATING EXPENSES (Notes 27 and 31)
Research and development	46,108,936	8	39,157,036	8
General and administrative	16,137,086	3	13,475,948	3
Marketing	3,111,259	-	2,676,360	-

Total operating expenses	65,357,281	11	55,309,344	11

OTHER OPERATING INCOME AND EXPENSES, NET (Notes 14 and 27)	(129,682)	-	47,109	-

INCOME FROM OPERATIONS (Note 37)	249,018,306	42	231,238,157	45

NON-OPERATING INCOME AND EXPENSES
Share of profits of associates	878,001	-	1,038,817	-
Interest income (Note 21)	19,359,172	3	13,617,818	3
Other income	71,879	-	87,910	-
Foreign exchange gain (loss), net (Note 35)	3,196,993	1	(44,363)	-
Finance costs (Note 22)	(2,698,255)	-	(2,963,686)	-
Other gains and losses, net (Note 23)	(3,282,892)	(1)	1,300,278	-

Total non-operating income and expenses	17,524,898	3	13,036,774	3

INCOME BEFORE INCOME TAX	266,543,204	45	244,274,931	48

INCOME TAX EXPENSE (Notes 4 and 24)	41,321,941	7	37,325,895	7

NET INCOME	225,221,263	38	206,949,036	41

OTHER COMPREHENSIVE INCOME (LOSS) (Notes 19 and 24)
Items that will not be reclassified subsequently to profit or loss:
Unrealized gain on investments in equity instruments at fair value through other comprehensive income	4,903,333	1	560,573	-
Gain on hedging instruments	-	-	38,810	-
Share of other comprehensive loss of associates	(1,558)	-	(4,435)	-
Income tax expense related to items that will not be reclassified subsequently	(9,996)	-	(24)	-
	4,891,779	1	594,924	-
(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	Three Months Ended March 31
	2024		2023
	Amount	%	Amount	%

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	$36,805,384	6	$(5,201,209)	(1)
Unrealized gain/(loss) on investments in debt instruments at fair value through other comprehensive income	(558,289)	-	1,351,881	-
Loss on hedging instruments	(19,315)	-	(17,963)	-
Share of other comprehensive income (loss) of associates	154,389	-	(23,406)	-
	36,382,169	6	(3,890,697)	(1)

Other comprehensive income (loss), net of income tax	41,273,948	7	(3,295,773)	(1)

TOTAL COMPREHENSIVE INCOME	$266,495,211	45	$203,653,263	40

NET INCOME ATTRIBUTABLE TO:
Shareholders of the parent	$225,484,877	38	$206,986,561	41
Non-controlling interests	(263,614)	-	(37,525)	-

	$225,221,263	38	$206,949,036	41

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Shareholders of the parent	$267,398,572	45	$203,834,717	40
Non-controlling interests	(903,361)	-	(181,454)	-

	$266,495,211	45	$203,653,263	40

EARNINGS PER SHARE (NT$, Note 25)
Basic earnings per share	$8.70		$7.98
Diluted earnings per share	$8.70		$7.98

The accompanying notes are an integral part of the consolidated financial statements.
(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

	Equity Attributable to Shareholders of the Parent
								Others
									Unrealized
									Gain (Loss) on
									Financial
									Assets at Fair
								Foreign	Value Through		Unearned
	Capital Stock - Common Stock			Retained Earnings				Currency	Other	Gain (Loss) on	Stock-Based
	Shares			Legal Capital	Special Capital	Unappropriated		Translation	Comprehensive	Hedging	Employee			Non-controlling	Total
	(In Thousands)	Amount	Capital Surplus	Reserve	Reserve	Earnings	Total	Reserve	Income	Instruments	Compensation	Total	Total	Interests	Equity

BALANCE, JANUARY 1, 2023	25,930,380	$259,303,805	$69,330,328	$311,146,899	$3,154,310	$2,323,223,479	$2,637,524,688	$(11,743,301)	$(10,056,353)	$1,479,181	$(185,153)	$(20,505,626)	$2,945,653,195	$14,835,672	$2,960,488,867

Appropriations of earnings
Special capital reserve	-	-	-	-	17,166,163	(17,166,163)	-	-	-	-	-	-	-	-	-
Cash dividends to shareholders	-	-	-	-	-	(71,308,546)	(71,308,546)	-	-	-	-	-	(71,308,546)	-	(71,308,546)
Total	-	-	-	-	17,166,163	(88,474,709)	(71,308,546)	-	-	-	-	-	(71,308,546)	-	(71,308,546)

Net income	-	-	-	-	-	206,986,561	206,986,561	-	-	-	-	-	206,986,561	(37,525)	206,949,036

Other comprehensive income (loss), net of income tax	-	-	-	-	-	-	-	(5,080,466)	1,915,947	12,675	-	(3,151,844)	(3,151,844)	(143,929)	(3,295,773)

Total comprehensive income (loss)	-	-	-	-	-	206,986,561	206,986,561	(5,080,466)	1,915,947	12,675	-	(3,151,844)	203,834,717	(181,454)	203,653,263

Retirement of employee restricted stock	(419)	(4,195)	4,195	-	-	4,614	4,614	-	-	-	-	-	4,614	-	4,614

Share-based payment arrangements	2,110	21,100	564,868	-	-	-	-	-	-	-	(490,185)	(490,185)	95,783	-	95,783

Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	80,753	80,753	-	(80,753)	-	-	(80,753)	-	-	-

Basis adjustment for loss on hedging instruments	-	-	-	-	-	-	-	-	-	(40,855)	-	(40,855)	(40,855)	-	(40,855)

Adjustments to share of changes in equities of associates	-	-	109	-	-	-	-	-	-	-	-	-	109	-	109

From share of changes in equities of subsidiaries	-	-	(5,059)	-	-	-	-	-	-	-	-	-	(5,059)	5,059	-

Increase in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	4,363	4,363

BALANCE, MARCH 31, 2023	25,932,071	$259,320,710	$69,894,441	$311,146,899	$20,320,473	$2,441,820,698	$2,773,288,070	$(16,823,767)	$(8,221,159)	$1,451,001	$(675,338)	$(24,269,263)	$3,078,233,958	$14,663,640	$3,092,897,598

BALANCE, JANUARY 1, 2024	25,932,071	$259,320,710	$69,876,381	$311,146,899	$-	$2,846,883,893	$3,158,030,792	$(25,316,769)	$(4,099,928)	$1,395,875	$(293,434)	$(28,314,256)	$3,458,913,627	$24,349,220	$3,483,262,847

Appropriations of earnings
Special capital reserve	-	-	-	-	28,020,822	(28,020,822)	-	-	-	-	-	-	-	-	-
Cash dividends to shareholders	-	-	-	-	-	(90,762,248)	(90,762,248)	-	-	-	-	-	(90,762,248)	-	(90,762,248)
Total	-	-	-	-	28,020,822	(118,783,070)	(90,762,248)	-	-	-	-	-	(90,762,248)	-	(90,762,248)

Net income	-	-	-	-	-	225,484,877	225,484,877	-	-	-	-	-	225,484,877	(263,614)	225,221,263

Other comprehensive income (loss), net of income tax	-	-	-	-	-	-	-	37,613,901	4,301,593	(1,799)	-	41,913,695	41,913,695	(639,747)	41,273,948

Total comprehensive income (loss)	-	-	-	-	-	225,484,877	225,484,877	37,613,901	4,301,593	(1,799)	-	41,913,695	267,398,572	(903,361)	266,495,211

Retirement of employee restricted stock	(1,402)	(14,018)	14,018	-	-	19,934	19,934	-	-	-	-	-	19,934	-	19,934

Share-based payment arrangements	2,960	29,600	1,049,113	-	-	-	-	-	-	-	(916,859)	(916,859)	161,854	-	161,854

Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	1,790,349	1,790,349	-	(1,790,349)	-	-	(1,790,349)	-	-	-

Basis adjustment for loss on hedging instruments	-	-	-	-	-	-	-	-	-	(786)	-	(786)	(786)	-	(786)

Adjustments to share of changes in equities of associates	-	-	2,735	-	-	-	-	-	-	-	-	-	2,735	-	2,735

From difference between the consideration received and the carrying amount of the subsidiaries' net assets during actual disposal	-	-	5,284	-	-	-	-	-	-	-	-	-	5,284	(4,263)	1,021

From share of changes in equities of subsidiaries	-	-	(7,042)	-	-	-	-	-	-	-	-	-	(7,042)	6,538,904	6,531,862

Increase in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	3,824	3,824

BALANCE, MARCH 31, 2024	25,933,629	$259,336,292	$70,940,489	$311,146,899	$28,020,822	$2,955,395,983	$3,294,563,704	$12,297,132	$(1,588,684)	$1,393,290	$(1,210,293)	$10,891,445	$3,635,731,930	$29,984,324	$3,665,716,254

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	Three Months Ended March 31
	2024	2023

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$266,543,204	$244,274,931
Adjustments for:
Depreciation expense	156,697,101	108,083,376
Amortization expense	2,326,061	2,239,265
Expected credit losses recognized on investments in debt instruments	6,573	6,164
Finance costs	2,698,255	2,963,686
Share of profits of associates	(878,001)	(1,038,817)
Interest income	(19,359,172)	(13,617,818)
Share-based compensation	181,831	100,772
Loss on disposal or retirement of property, plant and equipment, net	294,092	114,442
Gain on disposal or retirement of intangible assets, net	-	(769)
Loss (gain) on financial instruments at fair value through profit or loss, net	752	(23,522)
Loss on disposal of investments in debt instruments at fair value through other comprehensive income, net	102,504	135,693
Loss (gain) on foreign exchange, net	3,336,832	(1,319,013)
Dividend income	(71,879)	(72,021)
Others	(134,755)	85,997
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	1,506,824	633,098
Notes and accounts receivable, net	(186,469)	82,040,768
Receivables from related parties	145,088	1,251,404
Other receivables from related parties	(7,436)	(7,633)
Inventories	(16,126,251)	5,081,167
Other financial assets	(796,912)	813,274
Other current assets	(1,432,213)	(3,559,651)
Other noncurrent assets	(2,387,734)	-
Accounts payable	698,055	(8,577,523)
Payables to related parties	(381,104)	(562,873)
Salary and bonus payable	(7,918,794)	(11,916,528)
Accrued profit sharing bonus to employees and compensation to directors	13,529,295	12,409,938
Accrued expenses and other current liabilities	33,179,302	(42,056,749)
Other noncurrent liabilities	7,353,616	9,168,965
Net defined benefit liability	(1,556,332)	(718,789)
Cash generated from operations	437,362,333	385,931,234
Income taxes paid	(1,051,225)	(686,489)

Net cash generated by operating activities	436,311,108	385,244,745
(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	Three Months Ended March 31
	2024	2023

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Financial instruments at fair value through profit or loss	$-	$(121,692)
Financial assets at fair value through other comprehensive income	(25,389,232)	(13,849,515)
Financial assets at amortized cost	(20,411,240)	(20,921,355)
Property, plant and equipment	(181,304,802)	(302,498,628)
Intangible assets	(2,042,120)	(285,784)
Proceeds from disposal or redemption of:
Financial assets at fair value through other comprehensive income	12,604,731	8,752,678
Financial assets at amortized cost	37,619,382	42,297,509
Property, plant and equipment	336,637	73,607
Intangible assets	-	769
Proceeds from return of capital of investments in equity instruments at fair value through other comprehensive income	2,260	122
Derecognition of hedging financial instruments	8,585	20,623
Interest received	17,409,793	12,281,197
Proceeds from government grants - property, plant and equipment	183,484	1,766,902
Proceeds from government grants - others	-	1,130
Other dividends received	90,172	62,648
Increase in prepayments for leases	(12,873)	(20,565)
Refundable deposits paid	(111,770)	(12,726)
Refundable deposits refunded	1,210,002	221,285

Net cash used in investing activities	(159,806,991)	(272,231,795)

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in hedging financial liabilities - bank loans	(26,496,570)	-
Proceeds from issuance of bonds	22,800,000	19,300,000
Repayment of bonds	-	(12,000,000)
Proceeds from long-term bank loans	6,378,000	2,450,000
Repayment of long-term bank loans	(512,500)	(329,444)
Payments for transaction costs attributable to the issuance of bonds	(23,708)	(20,274)
Repayment of the principal portion of lease liabilities	(775,428)	(709,158)
Interest paid	(1,778,846)	(1,871,200)
Guarantee deposits received	87	128,666
Guarantee deposits refunded	(17,102)	(131,062)
Cash dividends	(77,796,213)	(71,308,546)
Disposal of ownership interests in subsidiaries (without losing control)	1,021	-
Increase in non-controlling interests	6,535,642	3,988

Net cash used in financing activities	(71,685,617)	(64,487,030)
(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	Three Months Ended March 31
	2024	2023

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	$27,949,451	$(6,107,193)

NET INCREASE IN CASH AND CASH EQUIVALENTS	232,767,951	42,418,727

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,465,427,753	1,342,814,083

CASH AND CASH EQUIVALENTS, END OF PERIOD	$1,698,195,704	$1,385,232,810

The accompanying notes are an integral part of the consolidated financial statements.
(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

1.    GENERAL

Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

On September 5, 1994, TSMC’s shares were listed on the Taiwan Stock Exchange (TWSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The address of its registered office and principal place of business is No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan. The principal operating activities of TSMC’s subsidiaries are described in Note 4.

2.    THE AUTHORIZATION OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements were approved and authorized for issue by the Board of Directors on May 10, 2024.

3.    APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

a.    Initial application of the amendments to the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations (SIC) (collectively, “IFRS Accounting Standards”) endorsed and issued into effect by the Financial Supervisory Commission (FSC)

The initial application of the amendments to the IFRS Accounting Standards endorsed and issued into effect by the FSC did not have a material impact on the accounting policies of TSMC and its subsidiaries (collectively as the “Company”).

b.    The IFRS Accounting Standards issued by International Accounting Standards Board (IASB), but not yet endorsed and issued into effect by the FSC

New, Amended and Revised Standards and Interpretations	Effective Date Issued by IASB

Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
IFRS 18 “Presentation and Disclosure in Financial Statements”	January 1, 2027

As of the date the accompanying consolidated financial statements were issued, the Company continues in evaluating the impact on its financial position and financial performance from the initial adoption of the aforementioned standards or interpretations and related applicable period. The related impact will be disclosed when the Company completes its evaluation.

4.    SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION

Except for the following, the accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2023.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and IAS 34, “Interim Financial Reporting,” endorsed and issued into effect by the FSC. The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements prepared under the IFRS Accounting Standards endorsed and issued into effect by the FSC (collectively, the “Taiwan-IFRS Accounting Standards”).

Basis of Consolidation

The basis of preparation and the basis for the consolidated financial statements

The basis of preparation and the basis for the consolidated financial statements applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2023.

The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

			Establishment	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	and Operating Location	March 31, 2024	December 31, 2023	March 31, 2023	Note

TSMC	TSMC North America	Sales and marketing of integrated circuits and other semiconductor devices	San Jose, California, U.S.A.	100%	100%	100%	-
	TSMC Europe B.V. (TSMC Europe)	Customer service and supporting activities	Amsterdam, the Netherlands	100%	100%	100%	a)
	TSMC Japan Limited (TSMC Japan)	Customer service and supporting activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Design Technology Japan, Inc. (TSMC JDC)	Engineering support activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Japan 3DIC R&D Center, Inc. (TSMC 3DIC)	Engineering support activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Korea Limited (TSMC Korea)	Customer service and supporting activities	Seoul, Korea	100%	100%	100%	a)
	TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the semiconductor design and manufacturing, and other investment activities	Tortola, British Virgin Islands	100%	100%	100%	-
	TSMC Global, Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	100%	100%	100%	-
	TSMC China Company Limited (TSMC China)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Shanghai, China	100%	100%	100%	-
	TSMC Nanjing Company Limited (TSMC Nanjing)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Nanjing, China	100%	100%	100%	-
	VisEra Technologies Company Ltd. (VisEra Tech)	Research, design, development, manufacturing, sales, packaging and test of color filter	Hsin-Chu, Taiwan	67%	67%	68%	c)
	TSMC Arizona Corporation (TSMC Arizona)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Phoenix, Arizona, U.S.A.	100%	100%	100%	d)
	Japan Advanced Semiconductor Manufacturing, Inc. (JASM)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Kumamoto, Japan	71%	71%	71%	e)
	European Semiconductor Manufacturing Company (ESMC) GmbH (ESMC)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Dresden, Germany	70%	100%	-	a), f)
(Continued)

			Establishment	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	and Operating Location	March 31, 2024	December 31, 2023	March 31, 2023	Note

TSMC	VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in technology start-up companies	Cayman Islands	98%	98%	98%	b)
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in technology start-up companies	Cayman Islands	98%	98%	98%	b)
	Emerging Fund, L.P. (Emerging Fund)	Investing in technology start-up companies	Cayman Islands	99.9%	99.9%	99.9%	b)
TSMC Partners	TSMC Development, Inc. (TSMC Development)	Investing in companies involved in semiconductor manufacturing	Delaware, U.S.A.	100%	100%	100%	-
	TSMC Technology, Inc. (TSMC Technology)	Engineering support activities	Delaware, U.S.A.	100%	100%	100%	a)
	TSMC Design Technology Canada Inc. (TSMC Canada)	Engineering support activities	Ontario, Canada	100%	100%	100%	a)
VTAF III	Growth Fund Limited (Growth Fund)	Investing in technology start-up companies	Cayman Islands	100%	100%	100%	b)
TSMC Development	TSMC Washington, LLC (TSMC Washington)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Washington, U.S.A.	100%	100%	100%	-
(Concluded)

Note a:    This is an immaterial subsidiary for which the consolidated financial statements are neither reviewed nor audited by the Company’s independent auditors.

Note b:    This is an immaterial subsidiary for which the consolidated financial statements for the year ended, are audited by the Company’s independent auditors.

Note c:    As VisEra’s employees continue to exercise their employee share options, TSMC’s ownership in VisEra continues to decline. This transaction was accounted for as an equity transaction since the transaction did not change TSMC’s control over VisEra.

Note d:    Under the terms of the development agreement entered into between TSMC Arizona and the City of Phoenix, the City of Phoenix commits approximately US$205 million toward various public infrastructure projects in the area of the proposed manufacturing facility, conditioned on TSMC Arizona’s achieving a minimum project scale with defined spending and job-creation thresholds.

Note e:    TSMC’s shareholding and the proportion of voting rights in JASM are 71% and 81%, respectively.

Note f:    ESMC was established in June 2023. TSMC sold its 10% shares to Robert Bosch GmbH, Infineon Technologies AG and NXP Semiconductors N.V. in January 2024, respectively. After selling shares, TSMC’s shareholding in ESMC decreased from 100% to 70%. This transaction was accounted for as an equity transaction since the transaction did not change TSMC’s control over ESMC.

Retirement Benefits

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. The interim period income tax expense is accrued using the tax rate that would be applicable to expected total annual earnings, that is, the estimated average annual effective income tax rate applied to the pre-tax income of the interim period.

5.    MATERIAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION AND UNCERTAINTY

The same material accounting judgments and key sources of estimates and uncertainty have been followed in these consolidated financial statements as were applied in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2023.

6.    CASH AND CASH EQUIVALENTS

	March 31, 2024	December 31, 2023	March 31, 2023

Cash and deposits in banks	$1,691,973,216	$1,453,101,566	$1,376,643,700
Money market funds	2,979,055	10,898,720	2,696,994
Repurchase agreements	2,245,250	1,346,719	1,265,191
Government bonds/Agency bonds	-	50,787	74,260
Commercial paper	998,183	29,961	4,552,665

	$1,698,195,704	$1,465,427,753	$1,385,232,810

Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk of changes in value.

7.    FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	March 31, 2024	December 31, 2023	March 31, 2023

Financial assets

Mandatorily measured at FVTPL
Convertible preferred stocks	$13,848,154	$13,307,160	$-
Convertible bonds	236,039	223,454	121,688
Mutual funds	110,515	110,297	-
Forward exchange contracts	17,236	701,182	860,326

	$14,211,944	$14,342,093	$982,014

Current	$253,275	$924,636	$982,014
Noncurrent	13,958,669	13,417,457	-

	$14,211,944	$14,342,093	$982,014

Financial liabilities

Held for trading
Forward exchange contracts	$941,396	$121,412	$620,967

The Company entered into forward exchange contracts to manage exposures due to fluctuations of foreign exchange rates. These forward exchange contracts did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for these forward exchange contracts.

Outstanding forward exchange contracts consisted of the following:

		Contract Amount
	Maturity Date	(In Thousands)

March 31, 2024

Sell US$	April 2024 to May 2024	US$	3,141,500

December 31, 2023

Sell NT$	January 2024	NT$	26,251,763
Sell US$	January 2024 to March 2024	US$	1,112,000
Sell JPY	January 2024	JPY	20,000,000

March 31, 2023

Sell NT$	April 2023 to May 2023	NT$	114,069,212
Sell US$	April 2023 to May 2023	US$	736,501
Sell RMB	April 2023	RMB	1,033,673

8.    FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	March 31, 2024	December 31, 2023	March 31, 2023

Investments in debt instruments at FVTOCI
Corporate bonds	$94,649,200	$79,605,567	$68,601,115
Agency mortgage-backed securities	41,321,721	37,959,691	31,206,582
Government bonds/Agency bonds	21,659,666	22,338,901	20,018,806
Asset-backed securities	11,110,574	9,898,766	9,425,896
	168,741,161	149,802,925	129,252,399

Investments in equity instruments at FVTOCI
Non-publicly traded equity investments	7,428,408	7,208,655	6,918,090
Publicly traded stocks	7,139,302	4,727,905	288,635
	14,567,710	11,936,560	7,206,725

	$183,308,871	$161,739,485	$136,459,124

Current	$175,880,463	$154,530,830	$129,541,034
Noncurrent	7,428,408	7,208,655	6,918,090

	$183,308,871	$161,739,485	$136,459,124

These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as FVTOCI. For dividends recognized from these investments, please refer to consolidated statements of cash flows. All of the dividends are mainly from investments held at the end of the reporting period.

For the three months ended March 31, 2024 and 2023, as the Company adjusted its investment portfolio, equity investments designated at FVTOCI were divested for NT$3,200,608 thousand and NT$126,582 thousand, respectively. The related other equity-unrealized gain/loss on financial assets at FVTOCI of NT$1,790,349 thousand and NT$80,753 thousand were transferred to increase retained earnings, respectively.

As of March 31, 2024 and 2023, the cumulative loss allowance for expected credit loss of NT$57,689 thousand and NT$40,933 thousand was recognized under investments in debt instruments at FVTOCI, respectively. Refer to Note 30 for information relating to the credit risk management and expected credit loss.

9.    FINANCIAL ASSETS AT AMORTIZED COST

	March 31, 2024	December 31, 2023	March 31, 2023

Corporate bonds	$115,656,411	$113,851,856	$95,364,767
Commercial paper	12,150,361	18,387,835	12,634,954
Government bonds/Agency bonds	6,516,785	13,803,559	-
Less: Allowance for impairment loss	(83,714)	(82,662)	(58,658)

	$134,239,843	$145,960,588	$107,941,063

Current	$48,326,607	$66,761,221	$73,428,595
Noncurrent	85,913,236	79,199,367	34,512,468

	$134,239,843	$145,960,588	$107,941,063

Refer to Note 30 for information relating to credit risk management and expected credit loss for financial assets at amortized cost.

10.    HEDGING FINANCIAL INSTRUMENTS

	March 31, 2024	December 31, 2023	March 31, 2023

Financial assets - current

Cash flow hedges
Forward exchange contracts	$-	$-	$70

Financial liabilities - current

Fair value hedges
Interest rate futures contracts	$10,525	$43,764	$37,929
Cash flow hedges
Forward exchange contracts	-	-	1,179
Hedges of net investments in foreign operations
Bank loans	-	27,290,400	-

	$10,525	$27,334,164	$39,108

Fair value hedge

The Company entered into interest rate futures contracts, which are used to partially hedge against the fair value changes caused by interest rate fluctuation in the Company’s fixed income investments. The hedge ratio is adjusted in response to the changes in the financial market and capped at 100%.

On the basis of economic relationships, the value of the interest rate futures contracts and the value of the hedged financial assets change in opposite directions in response to movements in interest rates.

The main source of hedge ineffectiveness in these hedging relationships is the credit risk of the hedged financial assets, which is not reflected in the fair value of the interest rate futures contracts. No other sources of ineffectiveness emerged from these hedging relationships during the hedging period. Amount of hedge ineffectiveness recognized in profit or loss is classified under other gains and losses, net.

The following tables summarize the information relating to the hedges of interest rate risks.

March 31, 2024

Hedging Instruments	Contract Amount (US$ in Thousands)	Maturity

Interest rate futures contracts - US Treasury futures	US$ 62,700	June 2024

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$5,114,745	$10,525

December 31, 2023

Hedging Instruments	Contract Amount (US$ in Thousands)	Maturity

Interest rate futures contracts - US Treasury futures	US$ 48,600	March 2024

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$3,959,523	$43,764

March 31, 2023

Hedging Instruments	Contract Amount (US$ in Thousands)	Maturity

Interest rate futures contracts - US Treasury futures	US$ 51,300	June 2023

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$3,247,800	$37,929

The effect for the three months ended March 31, 2024 and 2023 is detailed below:

	Change in Value Used for Calculating Hedge Ineffectiveness
	Three Months Ended March 31
Hedging Instruments/Hedged Items	2024	2023

Hedging Instruments
Interest rate futures contracts - US Treasury futures	$42,953	$(18,809)
Hedged Items
Financial assets at FVTOCI	(42,953)	18,809

	$-	$-

Cash flow hedge

The Company entered into forward contracts to partially hedge foreign exchange rate risks associated with certain highly probable forecast transactions (capital expenditures). The hedge ratio is adjusted in response to the changes in the financial market and capped at 100%. The forward contracts have maturities of 12 months or less.

On the basis of economic relationships, the Company expects that the value of forward contracts and the value of hedged transactions will change in opposite directions in response to movements in foreign exchange rates.

The main source of hedge ineffectiveness in these hedging relationships is driven by the effect of the counterparty’s own credit risk on the fair value of forward contracts. No other sources of ineffectiveness have emerged from these hedging relationships during the hedging period. Refer to Note 19 (d) for gain or loss arising from changes in the fair value of hedging instruments and hedged item affects profit or loss, and the amount transferred to initial carrying amount of hedged items.

The following tables summarize the information relating to the hedges of foreign exchange rate risks.

March 31, 2023

Hedging Instruments	Contract Amount (In Thousands)	Maturity	Balance in Other Equity (Continuing Hedges)

Forward exchange contracts	NT$ 230,810	April 2023	$ (1,179)

The effect for the three months ended March 31, 2023 is detailed below:

Change in Value Used for Calculating Hedge Ineffectiveness
Hedging Instruments/Hedged Items	Three Months Ended March 31, 2023

Hedging Instruments
Forward exchange contracts	$38,810

Hedged Items
Forecast transaction (capital expenditures)	$(38,810)

Hedges of net investments in foreign operations

TSMC has designated the bank loans denominated in foreign currency as a hedge of net investments in foreign operations to manage its foreign currency risk arising from investment in overseas subsidiaries.

The main source of hedge ineffectiveness in these hedging relationships is driven by the material difference between the notional amount of bank loans denominated in foreign currency and the net investment in foreign operations. No other sources of ineffectiveness have emerged from these hedging relationships during the hedging period. Refer to Note 19 (d) for gain or loss arising from changes in the fair value of hedging instruments.

The following tables summarize the information relating to the hedges of net investments in foreign operations.

December 31, 2023

Hedging Instruments	Contract Amount (In Thousands)	Annual Interest Rate	Maturity	Balance in Other Equity (Continuing Hedges)

Bank loans	JPY 124,500,000	0%	Due by April 2024	$618,180

The effect for the three months ended March 31, 2024 is detailed below:

Change in Value Used for Calculating Hedge Ineffectiveness
Hedging Instruments/Hedged Items	Three Months Ended March 31, 2024

Hedging Instruments
Bank loans	$793,830

Hedged Items
Net investments in foreign operations	$(793,830)

11.    NOTES AND ACCOUNTS RECEIVABLE, NET

	March 31, 2024	December 31, 2023	March 31, 2023

At amortized cost
Notes and accounts receivable	$192,053,049	$196,434,151	$144,202,743
Less: Loss allowance	(545,182)	(531,554)	(203,690)
	191,507,867	195,902,597	143,999,053
At FVTOCI	9,992,467	5,411,317	3,716,072

	$201,500,334	$201,313,914	$147,715,125

The Company signed a contract with the bank to sell certain accounts receivable without recourse and transaction cost required. These accounts receivable are classified as at FVTOCI because they are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets.

In principle, the payment term granted to customers is due 30 days from the invoice date or 15 days from the end of the month when the invoice is issued. Aside from recognizing impairment loss for credit-impaired accounts receivable, the Company recognizes loss allowance based on the expected credit loss ratio of customers by different risk levels with consideration of factors of historical loss ratios and customers’ financial conditions, competitiveness and business outlook. For accounts receivable past due over 90 days without collaterals or guarantees, the Company recognizes loss allowance at full amount.

Aging analysis of notes and accounts receivable

	March 31, 2024	December 31, 2023	March 31, 2023

Not past due	$192,621,474	$183,188,499	$141,284,347
Past due
Past due within 30 days	9,421,699	18,641,148	6,622,708
Past due over 31 days	2,343	15,821	11,760
Less: Loss allowance	(545,182)	(531,554)	(203,690)

	$201,500,334	$201,313,914	$147,715,125

All of the Company’s accounts receivable classified as at FVTOCI were not past due.

Movements of the loss allowance for accounts receivable

	Three Months Ended March 31
	2024	2023

Balance, beginning of period	$531,554	$331,646
Provision (Reversal)	13,579	(127,950)
Effect of exchange rate changes	49	(6)

Balance, end of period	$545,182	$203,690

For the three months ended March 31, 2024 and 2023, the changes in loss allowance were mainly due to the variations in the balance of accounts receivable of different risk levels.

12.    INVENTORIES

	March 31, 2024	December 31, 2023	March 31, 2023

Finished goods	$36,548,899	$34,511,032	$50,416,137
Work in process	168,204,862	156,498,469	120,338,700
Raw materials	39,860,657	38,818,273	25,270,077
Supplies and spare parts	22,508,921	21,169,314	20,043,067

	$267,123,339	$250,997,088	$216,067,981

Write-down of inventories to net realizable value and reversal of write-down of inventories resulting from the increase in net realizable value were included in the cost of revenue. The amounts are illustrated below:

	Three Months Ended March 31
	2024	2023

Net inventory losses	$232,485	$4,152,082

13.    INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

Associates consisted of the following:

		Place of	Carrying Amount			% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	March 31, 2024	December 31, 2023	March 31, 2023	March 31, 2024	December 31, 2023	March 31, 2023

Vanguard International Semiconductor Corporation (VIS)	Manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks	Hsinchu, Taiwan	$14,098,132	$13,590,430	$13,849,037	28%	28%	28%
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Manufacturing and sales of integrated circuits and other semiconductor devices	Singapore	10,273,652	9,728,801	9,087,008	39%	39%	39%
Xintec Inc. (Xintec)	Wafer level chip size packaging and wafer level post passivation interconnection service	Taoyuan, Taiwan	3,887,152	3,759,701	3,621,883	41%	41%	41%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	2,909,328	2,537,706	1,907,489	35%	35%	35%
Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	New Taipei, Taiwan	-	-	17,647	-	-	28%

			$31,168,264	$29,616,638	$28,483,064

Due to the decrease in shareholding to 17%, the Company consequently ceased to have significant influence over Mutual-Pak. Therefore, the investment in Mutual-Pak was classified as financial assets at FVTOCI starting November 2023.

The market prices of the associates’ ownership held by the Company in publicly traded stocks calculated by the closing price are summarized as follows. The closing price represents the quoted price in active markets, the level 1 fair value measurement.

Name of Associate	March 31, 2024	December 31, 2023	March 31, 2023

GUC	$58,126,384	$81,236,875	$50,656,327
VIS	$39,691,109	$37,834,215	$44,983,256
Xintec	$13,798,959	$14,188,445	$12,018,448

14.    PROPERTY, PLANT AND EQUIPMENT

	March 31, 2024	December 31, 2023	March 31, 2023

Assets used by the Company	$3,051,622,167	$3,064,424,259	$2,833,378,579
Assets subject to operating leases	225,822	50,725	18,313

	$3,051,847,989	$3,064,474,984	$2,833,396,892

Assets used by the Company

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total

Cost

Balance at January 1, 2024	$7,621,997	$817,822,975	$5,384,985,648	$99,825,084	$908,289,751	$7,218,545,455
Additions (deductions)	2,148,342	10,158,016	175,322,957	2,665,376	(62,664,290)	127,630,401
Disposals or retirements	(278,309)	(10,791)	(6,833,544)	(6,903,029)	-	(14,025,673)
Transfers to assets subject to operating leases	-	(197,752)	-	-	-	(197,752)
Effect of exchange rate changes	149,902	958,229	6,451,970	173,054	14,247,322	21,980,477

Balance at March 31, 2024	$9,641,932	$828,730,677	$5,559,927,031	$95,760,485	$859,872,783	$7,353,932,908

Accumulated depreciation and impairment

Balance at January 1, 2024	$558,074	$387,013,911	$3,699,008,492	$66,749,979	$790,740	$4,154,121,196
Additions	332	12,723,286	140,063,488	2,927,524	-	155,714,630
Disposals or retirements	-	(10,698)	(6,476,418)	(6,902,942)	-	(13,390,058)
Transfers to assets subject to operating leases	-	(14,367)	-	-	-	(14,367)
Effect of exchange rate changes	22,694	761,101	4,961,016	134,529	-	5,879,340

Balance at March 31, 2024	$581,100	$400,473,233	$3,837,556,578	$62,909,090	$790,740	$4,302,310,741

Carrying amounts at January 1, 2024	$7,063,923	$430,809,064	$1,685,977,156	$33,075,105	$907,499,011	$3,064,424,259
Carrying amounts at March 31, 2024	$9,060,832	$428,257,444	$1,722,370,453	$32,851,395	$859,082,043	$3,051,622,167
(Continued)

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total

Cost

Balance at January 1, 2023	$7,661,817	$637,046,949	$4,295,942,530	$85,028,040	$1,336,842,608	$6,362,521,944
Additions	-	16,677,173	70,677,609	2,471,984	158,612,990	248,439,756
Disposals or retirements	-	(300)	(3,295,447)	(19,938)	-	(3,315,685)
Transfers from assets subject to operating leases	-	-	54,042	-	-	54,042
Transfers to assets subject to operating leases	-	-	(14,592)	-	-	(14,592)
Effect of exchange rate changes	(46,559)	10,161	213,966	(16,358)	(1,510,728)	(1,349,518)

Balance at March 31, 2023	$7,615,258	$653,733,983	$4,363,578,108	$87,463,728	$1,493,944,870	$6,606,335,947

Accumulated depreciation and impairment

Balance at January 1, 2023	$556,161	$342,938,359	$3,264,880,880	$59,540,116	$790,740	$3,668,706,256
Additions	321	9,742,436	95,057,649	2,421,717	-	107,222,123
Disposals or retirements	-	(300)	(3,139,302)	(19,922)	-	(3,159,524)
Transfers from assets subject to operating leases	-	-	40,351	-	-	40,351
Transfers to assets subject to operating leases	-	-	(1,702)	-	-	(1,702)
Effect of exchange rate changes	(5,270)	(28,521)	197,714	(14,059)	-	149,864

Balance at March 31, 2023	$551,212	$352,651,974	$3,357,035,590	$61,927,852	$790,740	$3,772,957,368

Carrying amounts at January 1, 2023	$7,105,656	$294,108,590	$1,031,061,650	$25,487,924	$1,336,051,868	$2,693,815,688
Carrying amounts at March 31, 2023	$7,064,046	$301,082,009	$1,006,542,518	$25,535,876	$1,493,154,130	$2,833,378,579
(Concluded)

The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.

Information about capitalized interest is set out in Note 22.

15.    LEASE ARRANGEMENTS

a.    Right-of-use assets

	March 31, 2024	December 31, 2023	March 31, 2023

Carrying amounts

Land	$37,082,709	$37,437,179	$38,709,558
Buildings	3,012,048	2,946,008	3,280,548
Machinery and equipment	-	-	2,717
Office equipment	42,107	41,643	25,833

	$40,136,864	$40,424,830	$42,018,656

	Three Months Ended March 31
	2024	2023

Additions to right-of-use assets	$1,493,046	$1,021,233

Depreciation of right-of-use assets
Land	$615,952	$605,833
Buildings	352,302	247,008
Machinery and equipment	-	220
Office equipment	5,929	6,024

	$974,183	$859,085

b.    Lease liabilities

	March 31, 2024	December 31, 2023	March 31, 2023

Carrying amounts

Current portion (classified under accrued expenses and other current liabilities)	$2,934,686	$2,810,551	$2,647,402
Noncurrent portion	28,467,310	28,681,835	29,984,875

	$31,401,996	$31,492,386	$32,632,277

Ranges of discount rates for lease liabilities are as follows:

	March 31, 2024	December 31, 2023	March 31, 2023

Land	0.39%-2.30%	0.39%-2.30%	0.39%-2.30%
Buildings	0.57%-6.52%	0.57%-6.52%	0.39%-5.63%
Machinery and equipment	-	-	0.71%
Office equipment	0.47%-7.13%	0.28%-7.13%	0.28%-4.71%

c.    Material terms of right-of-use assets

The Company leases land and buildings mainly for the use of plants and offices with lease terms of 1 to 36 years. The lease contracts for land located in the R.O.C. specify that lease payments will be adjusted every 2 years on the basis of changes in announced land value prices. The Company does not have purchase options to acquire the leasehold land and buildings at the end of the lease terms.

d.    Other lease information

	Three Months Ended March 31
	2024	2023

Expenses relating to short-term leases	$14,382	$509,358

Total cash outflow for leases	$886,511	$1,504,907

16.    INTANGIBLE ASSETS

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Cost

Balance at January 1, 2024	$5,796,438	$26,221,351	$49,317,031	$12,347,434	$93,682,254
Additions	-	250,603	1,315,453	155,720	1,721,776
Disposals or retirements	-	-	(4,363,709)	(100,681)	(4,464,390)
Effect of exchange rate changes	169,734	1,000	17,393	18,111	206,238

Balance at March 31, 2024	$5,966,172	$26,472,954	$46,286,168	$12,420,584	$91,145,878

Accumulated amortization and impairment

Balance at January 1, 2024	$-	$20,490,070	$39,846,671	$10,578,769	$70,915,510
Additions	-	684,489	1,407,420	234,152	2,326,061
Disposals or retirements	-	-	(4,363,709)	-	(4,363,709)
Effect of exchange rate changes	-	931	11,622	16,538	29,091

Balance at March 31, 2024	$-	$21,175,490	$36,902,004	$10,829,459	$68,906,953

Carrying amounts at January 1, 2024	$5,796,438	$5,731,281	$9,470,360	$1,768,665	$22,766,744
Carrying amounts at March 31, 2024	$5,966,172	$5,297,464	$9,384,164	$1,591,125	$22,238,925

Cost

Balance at January 1, 2023	$5,791,821	$25,759,019	$48,675,794	$11,701,892	$91,928,526
Additions	-	49,185	457,676	72,337	579,198
Disposals or retirements	-	-	(2,276)	-	(2,276)
Effect of exchange rate changes	(39,514)	(512)	(1,605)	27,349	(14,282)

Balance at March 31, 2023	$5,752,307	$25,807,692	$49,129,589	$11,801,578	$92,491,166

Accumulated amortization and impairment

Balance at January 1, 2023	$-	$17,696,437	$38,838,394	$9,394,540	$65,929,371
Additions	-	706,615	1,242,835	289,815	2,239,265
Disposals or retirements	-	-	(2,276)	-	(2,276)
Effect of exchange rate changes	-	(512)	978	27,501	27,967

Balance at March 31, 2023	$-	$18,402,540	$40,079,931	$9,711,856	$68,194,327

Carrying amounts at January 1, 2023	$5,791,821	$8,062,582	$9,837,400	$2,307,352	$25,999,155
Carrying amounts at March 31, 2023	$5,752,307	$7,405,152	$9,049,658	$2,089,722	$24,296,839

The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rate of 9.0% in its test of impairment as of December 31, 2023 to reflect the relevant specific risk in the cash-generating unit.

17.    BONDS PAYABLE

	March 31, 2024	December 31, 2023	March 31, 2023

Domestic unsecured bonds	$472,494,000	$447,194,000	$386,244,000
Overseas unsecured bonds	495,953,500	476,578,500	471,541,000
Less: Discounts on bonds payable	(2,909,429)	(2,874,947)	(3,047,519)
Less: Current portion	(9,997,929)	(6,997,710)	(6,100,000)

	$955,540,142	$913,899,843	$848,637,481

The Company issued domestic unsecured bonds for the three months ended March 31, 2024. The major terms are as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment

NT$ unsecured bonds

113-1 (Green bond)	A	March 2024 to March 2029	$12,000,000	1.64%	Bullet repayment; interest payable annually
	B	March 2024 to March 2034	10,800,000	1.76%	The same as above

The major terms of overseas unsecured bonds are as follows:

Issuance Period	Total Amount (US$ in Thousands)		Coupon Rate	Repayment and Interest Payment

September 2020 to September 2025	US$	1,000,000	0.75%	Bullet repayment (callable at any time, in whole or in part, at the relevant redemption price according to relevant agreements); interest payable semi-annually
September 2020 to September 2027		750,000	1.00%	The same as above
September 2020 to September 2030		1,250,000	1.375%	The same as above
April 2021 to April 2026		1,100,000	1.25%	The same as above
April 2021 to April 2028		900,000	1.75%	The same as above
April 2021 to April 2031		1,500,000	2.25%	The same as above
October 2021 to October 2026		1,250,000	1.75%	The same as above
October 2021 to October 2031		1,250,000	2.50%	The same as above
October 2021 to October 2041		1,000,000	3.125%	The same as above
October 2021 to October 2051		1,000,000	3.25%	The same as above
April 2022 to April 2027		1,000,000	3.875%	The same as above
April 2022 to April 2029		500,000	4.125%	The same as above
April 2022 to April 2032		1,000,000	4.25%	The same as above
April 2022 to April 2052		1,000,000	4.50%	The same as above
(Continued)

Issuance Period	Total Amount (US$ in Thousands)		Coupon Rate	Repayment and Interest Payment

July 2022 to July 2027	US$	400,000	4.375%	Bullet repayment (callable at any time, in whole or in part, at the relevant redemption price according to relevant agreements); interest payable semi-annually
July 2022 to July 2032	600,000		4.625%	The same as above
(Concluded)

18.    LONG-TERM BANK LOANS

	March 31, 2024	December 31, 2023	March 31, 2023

NT$ unsecured loans	$6,193,889	$6,706,389	$8,133,889
JPY unsecured loans	6,351,000	-	-
Less: Discounts on government grants	(22,535)	(27,868)	(46,221)
Less: Current portion	(2,502,222)	(2,295,556)	(1,940,000)

	$10,020,132	$4,382,965	$6,147,668

Loan content
Annual interest rate	0.39%-1.48%	1.15%-1.35%	1.15%-1.65%
Maturity date	Due by December 2030	Due by December 2027	Due by December 2027

The long-term bank loans of the Company are used for plants setup, procurement of machinery and equipment, and operating capital. The partial long-term bank loans are with preferential interest rates subsidized by the government, and the loans are used to fund capital expenditure qualifying for the subsidy.

The Company is required to maintain certain financial covenants during the borrowing period, including the annual equity of the subsidiary receiving the partial loan not to fall below a specific amount, and the ratio of the Company’s annual debt to earnings before interest, taxes, depreciation, and amortization (EBITDA) not to exceed a certain multiple.

19.    EQUITY

a.    Capital stock

	March 31, 2024	December 31, 2023	March 31, 2023

Authorized shares (in thousands)	28,050,000	28,050,000	28,050,000
Authorized capital	$280,500,000	$280,500,000	$280,500,000
Issued and paid shares (in thousands)	25,935,031	25,932,071	25,932,490
Shares awaiting retirement (in thousands)	(1,402)	-	(419)
Capital stock (in thousands)	25,933,629	25,932,071	25,932,071
Issued capital	$259,350,310	$259,320,710	$259,324,905
Share capital awaiting retirement	(14,018)	-	(4,195)
Capital stock	$259,336,292	$259,320,710	$259,320,710

The par value of issued common shares is NT$10 per share. A holder of common shares has one vote for each common share and is entitled to receive dividends.

The authorized shares include 500,000 thousand shares allocated for the exercise of employee stock options.

On March 1, 2024 and March 1, 2023, the Company issued employee restricted stock awards (RSAs) for its employees in a total of 2,960 thousand shares and 2,110 thousand shares, respectively, with a par value of NT$10 per share. The aforementioned issuance of new shares was approved by the relevant authority and the registration has been completed.

During the first quarter of 2024 and 2023, TSMC reclaimed 1,402 thousand and 419 thousand employee restricted shares, respectively, that were unvested and classified under share capital awaiting retirement. On May 9, 2023, TSMC’s Board of Directors resolved to cancel the aforementioned shares. Subsequently, TSMC completed the registration for share cancellation. Refer to Note 26 for information on RSAs.

As of March 31, 2024, TSMC’s total issued and outstanding ADSs were 1,062,932 thousand units, representing 5,314,658 thousand common shares.

b.    Capital surplus

The categories of uses and the sources of capital surplus based on regulations were as follows:

	March 31, 2024	December 31, 2023	March 31, 2023

May be used to offset a deficit, distributed as cash dividends, or transferred to share capital

Additional paid-in capital	$24,812,813	$24,406,854	$24,406,854
From merger	22,803,291	22,803,291	22,803,291
From convertible bonds	8,892,371	8,892,371	8,892,371
From difference between the consideration received and the carrying amount of the subsidiaries’ net assets during actual disposal	8,411,566	8,406,282	8,406,282
Donations - donated by shareholders	11,275	11,275	11,275

May only be used to offset a deficit

From share of changes in equities of subsidiaries	4,192,894	4,199,936	4,224,833
From share of changes in equities of associates	305,131	302,396	311,972
Donations - unclaimed dividend	70,093	70,093	53,680

May not be used for any purpose

Employee restricted shares	1,441,055	783,883	783,883

	$70,940,489	$69,876,381	$69,894,441

If such capital surplus is distributed as transferred to share capital, it is limited to a certain percentage of the Company’s paid-in capital each year.

c.    Retained earnings and dividend policy

TSMC’s Articles of Incorporation provide that, earnings distribution may be made on a quarterly basis after the close of each quarter. Distribution of earnings by way of cash dividends should be approved by TSMC’s Board of Directors and reported to TSMC’s shareholders in its meeting. When allocating earnings, TSMC shall first estimate and reserve the taxes to be paid, offset its losses, set aside a legal capital reserve at 10% of the remaining earnings (until the accumulated legal capital reserve equals TSMC’s paid-in capital), then set aside a special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge. Any balance left over shall be allocated according to relevant laws and TSMC’s Articles of Incorporation.

TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of earnings shall be made preferably by way of cash dividend. Distribution of earnings may also be made by way of stock dividend, provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

The legal capital reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

Pursuant to existing regulations, the Company is required to set aside an additional special capital reserve equivalent to the net debit balance of the other components of stockholders’ equity, such as the accumulated balance of the foreign currency translation reserve, the effectiveness of hedges of net investments in foreign operations, unrealized valuation gain or loss from fair value through other comprehensive income financial assets, gain or loss from changes in fair value of hedging instruments in cash flow hedges, etc. For the subsequent decrease in the deduction amount to stockholders’ equity, any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of 2024, 2023 and 2022 quarterly earnings have been approved by TSMC’s Board of Directors in its meeting, respectively. The appropriations and cash dividends per share were as follows:

First Quarter
Resolution Date of TSMC’s	of 2024
Board of Directors in its	May 10,
meeting	2024

Special capital reserve	$(28,020,822)
Cash dividends to shareholders	$103,734,517
Cash dividends per share (NT$)	$4.00

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2023	of 2023	of 2023	of 2023
Board of Directors in its	February 6,	November 14,	August 8,	May 9,
meeting	2024	2023	2023	2023

Special capital reserve	$28,020,822	$(17,228,363)	$(6,365,562)	$3,273,452
Cash dividends to shareholders	$90,762,248	$90,762,248	$77,796,213	$77,796,213
Cash dividends per share (NT$)	$3.50	$3.50	$3.00	$3.00

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2022	of 2022	of 2022	of 2022
Board of Directors in its	February 14,	November 8,	August 9,	May 10,
meeting	2023	2022	2022	2022

Special capital reserve	$17,166,163	$(31,910,353)	$(12,002,798)	$(15,541,054)
Cash dividends to shareholders	$71,308,546	$71,308,547	$71,308,546	$71,308,546
Cash dividends per share (NT$)	$2.75	$2.75	$2.75	$2.75

The special capital reserve for 2023 is to be presented for approval in TSMC’s shareholders’ meeting to be held on June 4, 2024 (expected).

The quarterly cash dividends per share is affected by the subsequent number of outstanding ordinary shares, the information of the actual payout is available at the Market Observation Post System website.

d.    Others

Changes in others were as follows:

	Three Months Ended March 31, 2024
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of period	$(25,316,769)	$(4,099,928)	$1,395,875	$(293,434)	$(28,314,256)
Exchange differences arising on translation of foreign operations	36,665,682	-	-	-	36,665,682
Gain (loss) on hedging instruments designated as hedges of net investments in foreign operations	793,830	-	-	-	793,830
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	4,888,952	-	-	4,888,952
Debt instruments	-	(669,090)	-	-	(669,090)
Cumulative unrealized gain (loss) of equity instruments transferred to retained earnings due to disposal	-	(1,790,349)	-	-	(1,790,349)
Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	-	102,504	-	-	102,504
Loss allowance adjustments from debt instruments	-	8,297	-	-	8,297
Gain (loss) arising on changes in the fair value of hedging instruments and hedged item affects profit or loss	-	-	(19,315)	-	(19,315)
Transferred to initial carrying amount of hedged items	-	-	(786)	-	(786)
Issuance of employee restricted stock	-	-	-	(1,078,713)	(1,078,713)
Share-based payment expenses recognized	-	-	-	161,854	161,854
Share of other comprehensive income (loss) of associates	154,389	(19,074)	17,516	-	152,831
Income tax effect	-	(9,996)	-	-	(9,996)

Balance, end of period	$12,297,132	$(1,588,684)	$1,393,290	$(1,210,293)	$10,891,445

	Three Months Ended March 31, 2023
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of period	$(11,743,301)	$(10,056,353)	$1,479,181	$(185,153)	$(20,505,626)
Exchange differences arising on translation of foreign operations	(5,057,060)	-	-	-	(5,057,060)
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	560,353	-	-	560,353
Debt instruments	-	1,212,679	-	-	1,212,679
Cumulative unrealized gain (loss) of equity instruments transferred to retained earnings due to disposal	-	(80,753)	-	-	(80,753)
Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	-	135,693	-	-	135,693
Loss allowance adjustments from debt instruments	-	3,509	-	-	3,509
(Continued)

	Three Months Ended March 31, 2023
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Gain (loss) arising on changes in the fair value of hedging instruments and hedged item affects profit or loss	$-	$-	$20,847	$-	$20,847
Transferred to initial carrying amount of hedged items	-	-	(40,855)	-	(40,855)
Issuance of employee restricted stock	-	-	-	(585,968)	(585,968)
Share-based payment expenses recognized	-	-	-	95,783	95,783
Share of other comprehensive income (loss) of associates	(23,406)	3,737	(8,172)	-	(27,841)
Income tax effect	-	(24)	-	-	(24)

Balance, end of period	$(16,823,767)	$(8,221,159)	$1,451,001	$(675,338)	$(24,269,263)
(Concluded)

The aforementioned other equity includes the changes in other equities of TSMC and TSMC’s share of its subsidiaries and associates.

20.    NET REVENUE

a.Disaggregation of revenue from contracts with customers

	Three Months Ended March 31
Product	2024	2023

Wafer	$521,896,971	$448,382,905
Others	70,747,230	60,250,068

	$592,644,201	$508,632,973

	Three Months Ended March 31
Geography	2024	2023

Taiwan	$68,315,426	$36,886,003
United States	396,182,105	306,951,719
China	55,235,649	77,502,023
Japan	33,212,865	33,656,867
Europe, the Middle East and Africa	21,963,151	33,960,256
Others	17,735,005	19,676,105

	$592,644,201	$508,632,973

The Company categorized the net revenue mainly based on the countries where the customers are headquartered.

	Three Months Ended March 31
Platform	2024	2023

High Performance Computing	$274,772,974	$225,532,034
Smartphone	225,032,139	174,372,275
Internet of Things	35,320,950	42,720,430
Automotive	32,136,633	36,022,650
Digital Consumer Electronics	11,737,785	10,929,154
Others	13,643,720	19,056,430

	$592,644,201	$508,632,973

	Three Months Ended March 31
Resolution	2024	2023

3-nanometer	$45,448,960	$-
5-nanometer	190,695,754	139,295,477
7-nanometer	100,388,853	88,841,656
10-nanometer	734	11,515
16-nanometer	48,472,211	57,616,256
20-nanometer	1,399,295	3,121,459
28-nanometer	43,019,318	52,057,042
40/45-nanometer	27,114,454	32,631,097
65-nanometer	21,277,009	27,430,079
90-nanometer	5,514,291	8,150,951
0.11/0.13 micron	12,802,349	10,717,815
0.15/0.18 micron	21,924,461	23,463,905
0.25 micron and above	3,839,282	5,045,653

Wafer revenue	$521,896,971	$448,382,905

b.    Contract balances

	March 31, 2024	December 31, 2023	March 31, 2023	January 1, 2023

Contract liabilities (classified under accrued expenses and other current liabilities)	$75,431,720	$52,736,430	$44,249,039	$70,806,617

The changes in the contract liability balances primarily result from the timing difference between the satisfaction of performance obligation and the customer’s payment.

The Company recognized revenue from the beginning balance of contract liability, which amounted to NT$36,370,728 thousand and NT$58,163,689 thousand for the three months ended March 31, 2024 and 2023, respectively.

c.    Temporary receipts from customers

	March 31, 2024	December 31, 2023	March 31, 2023

Current portion (classified under accrued expenses and other current liabilities)	$199,544,769	$114,639,514	$105,819,011
Noncurrent portion (classified under other noncurrent liabilities)	78,618,361	163,655,128	171,783,602

	$278,163,130	$278,294,642	$277,602,613

The Company’s temporary receipts from customer are payments made by customers to the Company to retain the Company’s capacity. When the terms and conditions set forth in the agreements are subsequently satisfied, the treatment of temporary receipts, either by refund or by accounts receivable offsetting, will be determined by mutual consent.

21.    INTEREST INCOME

	Three Months Ended March 31
	2024	2023

Interest income
Cash and cash equivalents	$16,108,130	$11,613,730
Financial assets at amortized cost	1,873,772	1,172,394
Financial assets at FVTOCI	1,377,270	831,694

	$19,359,172	$13,617,818

22.    FINANCE COSTS

	Three Months Ended March 31
	2024	2023

Interest expense
Corporate bonds	$4,645,197	$4,211,807
Lease liabilities	93,489	94,049
Bank loans	21,620	21,288
Others	3,725	75
Less: Capitalized interest under property, plant and equipment	(2,065,776)	(1,363,533)

	$2,698,255	$2,963,686

Information about capitalized interest is as follows:

	Three Months Ended March 31
	2024	2023

Capitalization rate	1.20%-3.36%	1.08%-3.36%

23.    OTHER GAINS AND LOSSES, NET

	Three Months Ended March 31
	2024	2023

Loss on disposal of financial assets, net
Investments in debt instruments at FVTOCI	$(102,504)	$(135,693)
Gain (loss) on financial instruments at FVTPL, net
Mandatorily measured at FVTPL	(3,339,218)	1,170,738
The reversal (accrual) of expected credit loss of financial assets
Investments in debt instruments at FVTOCI	(8,297)	(3,509)
Financial assets at amortized cost	1,724	(2,655)
Other gains, net	165,403	271,397

	$(3,282,892)	$1,300,278

24.    INCOME TAX

a.    Income tax expense recognized in profit or loss

Income tax expense consisted of the following:

	Three Months Ended March 31
	2024	2023

Current income tax expense
Current tax expense recognized in the current period	$40,767,872	$38,106,332
Income tax adjustments on prior years	5,337	2,299
Other income tax adjustments	63,244	64,866
	40,836,453	38,173,497
Deferred income tax expense (benefit)
The origination and reversal of temporary differences	1,061,704	(847,602)
Operating loss carryforward	(576,216)	-
	485,488	(847,602)

Income tax expense recognized in profit or loss	$41,321,941	$37,325,895

b.    Income tax examination

The tax authorities have examined income tax returns of TSMC through 2022. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

25.    EARNINGS PER SHARE

	Three Months Ended March 31
	2024	2023

Basic EPS	$8.70	$7.98
Diluted EPS	$8.70	$7.98

EPS is computed as follows:

	Three Months Ended March 31
	2024	2023

Basic EPS
Net income available to common shareholders of the parent	$225,484,877	$206,986,561
Weighted average number of common shares outstanding used in the computation of basic EPS (in thousands)	25,929,267	25,929,088
Basic EPS (in dollars)	$8.70	$7.98

Diluted EPS
Net income available to common shareholders of the parent	$225,484,877	$206,986,561
Weighted average number of common shares outstanding used in the computation of basic EPS (in thousands)	25,929,267	25,929,088
Effects of all dilutive potential common shares (in thousands)	490	288

Weighted average number of common shares used in the computation of diluted EPS (in thousands)	25,929,757	25,929,376
Diluted EPS (in dollars)	$8.70	$7.98

26.    SHARE-BASED PAYMENT ARRANGEMENTS

a.    Equity-settled share-based payment-RSAs

The RSAs in each year are as follows:

	2023 RSAs	2022 RSAs	2021 RSAs

Resolution Date of TSMC’s shareholders in its meeting	June 6, 2023	June 8, 2022	July 26, 2021
Resolution Date of TSMC’s Board of Directors in its meeting	February 6, 2024	February 14, 2023	February 15, 2022
Issuance of stocks (in thousands)	2,960	2,110	1,387
Eligible employees	Executive officers	Executive officers	Executive officers
Grant date/Issuance date	March 1, 2024	March 1, 2023	March 1, 2022

Vesting conditions of the aforementioned arrangement are as follow:

1)    The RSAs granted to eligible employees can only be vested if

•the employee remains employed by the Company on the last date of each vesting period;

•during the vesting period, the employee may not breach any agreement with the Company or violate the Company’s work rules; and

•certain employee performance metrics and TSMC’s business performance metrics are met.

2)    The maximum percentage of granted RSAs that may be vested each year shall be as follows: one-year anniversary of the grant: 50%; two-year anniversary of the grant: 25%; and three-year anniversary of the grant: 25%; provided that the actual percentage and number of the RSAs to be vested in each year will be calculated based on the achievement of TSMC’s business performance metrics.

3)    For eligible executive officers of TSMC: The maximum number of RSAs that may be vested in each year will be set as 110%, among which 100% will be subject to a calculation based on TSMC’s relative Total Shareholder Return (”TSR”, including capital gains and dividends) achievement to determine the number of RSAs to be vested; this number will be further subject to a modifier to increase or decrease up to 10% based on the Compensation and People Development Committee’s evaluation of TSMC’s Environmental, Social, and Governance (”ESG”) achievements. The number of shares so calculated should be rounded down to the nearest integral.

TSMC’s TSR relative to the TSR of S&P 500 IT Index	Ratio of Shares to be Vested
Above the Index by X percentage points	50% + X * 2.5%, with the maximum of 100%
Equal to the Index	50%
Below the Index by X percentage points	50% - X * 2.5%, with the minimum of 0%

4)    Restrictions imposed on the employees’ rights in the RSAs before the vesting conditions are fulfilled:

•During each vesting period, no employee granted RSAs, except for inheritance, may sell, pledge, transfer, give to another person, create any encumbrance on, or otherwise dispose of, any shares under the unvested RSAs.

•Before the vesting conditions are fulfilled, the attendance, proposal rights, speech rights, voting rights and etc. shall be exercised by the engaged trustee/custodian on the employee’s behalf. Any other shareholder rights including but not limited to the entitlement to any distribution regarding dividends, bonuses and capital reserve, and the subscription right of the new shares issued for any capital increase, are the same as those of holders of common shares of TSMC.

5)    Details of granted RSAs in each year are as follows:

	2023 RSAs	2022 RSAs	2021 RSAs
	Number of Shares (In Thousands)	Number of Shares (In Thousands)	Number of Shares (In Thousands)

Balance, beginning of period	-	2,110	694
Issuance of stocks	2,960	-	-
Shares awaiting retirement	-	(1,055)	(347)

Balance, end of period	2,960	1,055	347

Weighted-average fair value of RSAs (in dollars)	$364.43	$277.71	$325.81

The RSAs in each year are measured at fair value at grant date by using the binominal tree approach. Relevant information is as follows:

	2023 RSAs	2022 RSAs	2021 RSAs
	March 1, 2024	March 1, 2023	March 1, 2022

Stock price at measurement date (in dollars)	$689	$511	$604
Expected price volatility	24.77%-26.12%	29.34%-32.11%	25.34%-28.28%
Expected life	1-3 years	1-3 years	1-3 years
Risk-free interest rate	1.16%	1.06%	0.57%

Refer to Note 27 for the compensation costs of the RSAs recognized by TSMC.

On February 6, 2024, TSMC’s Board of Directors approved the issuance of RSAs for year 2024 of no more than 4,185 thousand common shares. The grants will be made free of charge. The actual number of shares to be issued will be resolved by the Board of Directors after the RSAs is approved at the shareholders’ meeting and by the competent authority.

b.    Cash-settled share-based payment arrangements

The cash-settled share-based payment arrangements in each year are as follows:

	2023 Plan	2022 Plan	2021 Plan

Resolution Date of TSMC’s Board of Directors in its meeting	February 6, 2024	February 14, 2023	February 15, 2022
Issuance of units (in thousands) (Note)	550	400	236
Grant date	March 1, 2024	March 1, 2023	March 1, 2022

Note:    One unit of the right represents a right to the market value of one TSMC’s common share when vested.

The vesting conditions and the ratio of units to be vested for key management personnel of the plan are the same as the aforementioned RSAs.

The fair value of compensation costs for the cash-settled share-based payment was measured by using binominal tree approach and will be measured at each reporting period until settlement. Relevant information is as follows:

	Three Months Ended March 31
	2024			2023
	2023 Plan	2022 Plan	2021 Plan	2022 Plan	2021 Plan

Stock price at measurement date (in dollars)	$769	$769	$769	$525	$525
Expected price volatility	24.45%-26.42%	24.45%-26.42%	24.45%-26.42%	27.32%-28.09%	27.32%-28.09%
Residual life	1-3 years	1-2 years	1 year	1-3 years	1-2 years
Risk-free interest rate	1.33%	1.29%	1.26%	1.08%	1.07%

Refer to Note 27 for the compensation costs of the cash-settled share-based payment recognized by TSMC. As of March 31, 2024, December 31, 2023 and March 31, 2023, the liabilities under cash-settled share-based payment arrangement amounted to NT$82,942 thousand, NT$62,695 thousand and NT$23,379 thousand, respectively.

27.    ADDITIONAL INFORMATION OF EXPENSES BY NATURE

	Three Months Ended March 31
	2024	2023

a. Depreciation of property, plant and equipment and right-of-use assets

Recognized in cost of revenue	$148,662,639	$100,833,822
Recognized in operating expenses	8,026,174	7,247,386
Recognized in other operating income and expenses	8,288	2,168

	$156,697,101	$108,083,376

b. Amortization of intangible assets

Recognized in cost of revenue	$1,628,675	$1,567,430
Recognized in operating expenses	697,386	671,835

	$2,326,061	$2,239,265

c. Employee benefits expenses

Post-employment benefits
Defined contribution plans	$1,418,734	$1,260,781
Defined benefit plans	68,906	70,337
	1,487,640	1,331,118
Share-based payments
Equity-settled	181,831	100,772
Cash-settled	21,801	17,610
	203,632	118,382
Other employee benefits	61,770,279	56,363,055

	$63,461,551	$57,812,555
(Continued)

	Three Months Ended March 31
	2024	2023

Employee benefits expense summarized by function
Recognized in cost of revenue	$34,622,208	$33,075,129
Recognized in operating expenses	28,839,343	24,737,426

	$63,461,551	$57,812,555
(Concluded)

According to TSMC’s Articles of Incorporation, TSMC shall allocate compensation to directors and profit sharing bonus to employees of TSMC not more than 0.3% and not less than 1% of annual profits during the period, respectively.

TSMC accrued profit sharing bonus to employees based on a percentage of net income before income tax, profit sharing bonus to employees and compensation to directors during the period; compensation to directors was expensed based on estimated amount payable. If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the differences are recorded as a change in accounting estimate. Accrued profit sharing bonus to employees is illustrated below:

	Three Months Ended March 31
	2024	2023

Profit sharing bonus to employees	$13,472,869	$12,363,840

TSMC’s profit sharing bonus to employees and compensation to directors for 2023 and 2022 had been approved by the Board of Directors of TSMC, as illustrated below:

	Years Ended December 31
	2023	2022

Resolution Date of TSMC’s Board of Directors in its meeting	February 6, 2024	February 14, 2023
Profit sharing bonus to employees	$50,090,533	$60,702,047
Compensation to directors	$551,955	$690,128

There is no significant difference between the aforementioned approved amounts and the amounts charged against earnings of 2023 and 2022, respectively.

The information about the appropriations of TSMC’s profit sharing bonus to employees and compensation to directors is available at the Market Observation Post System website.

28.    GOVERNMENT GRANTS

Subsidiaries such as JASM and TSMC Nanjing received subsidies from the governments of Japan and China, respectively, for local plants setup and operation, which were mainly used to subsidize the purchase costs of property, plant and equipment as well as partial costs and expenses incurred from plant construction and production. For the three months ended March 31, 2024 and 2023, the Company received a total of NT$183,484 thousand and NT$1,768,032 thousand as government grants, respectively.

29.    CASH FLOW INFORMATION

a.    Non-cash transactions

	Three Months Ended March 31
	2024	2023

Additions of financial assets at FVTOCI	$26,681,379	$15,379,183
Conversion of convertible bonds into equity securities	-	(145,144)
Changes in accrued expenses and other current liabilities	(1,292,147)	(1,384,524)

Payments for acquisition of financial assets at FVTOCI	$25,389,232	$13,849,515

Disposal of financial assets at FVTOCI	$16,144,968	$8,604,122
Changes in other financial assets	(3,540,237)	148,556

Proceeds from disposal of financial assets at FVTOCI	$12,604,731	$8,752,678

Additions of property, plant and equipment	$127,630,401	$248,439,756
Changes in other financial assets	-	44,431
Changes in payables to contractors and equipment suppliers	47,124,966	55,312,090
Changes in accrued expenses and other current liabilities	8,615,211	25,895
Transferred to initial carrying amount of hedged items	-	39,989
Capitalized interests	(2,065,776)	(1,363,533)

Payments for acquisition of property, plant and equipment	$181,304,802	$302,498,628

b.    Reconciliation of liabilities arising from financing activities

			Non-cash Changes
	Balance as of January 1, 2024	Financing Cash Flow	Foreign Exchange Movement	Leases Modifications	Other Changes (Note)	Balance as of March 31, 2024

Hedging financial liabilities- bank loans	$27,290,400	$(26,496,570)	$(793,830)	$-	$-	$-
Bonds payable	920,897,553	22,776,292	21,770,410	-	93,816	965,538,071
Long-term bank loans	6,678,521	5,865,500	(27,000)	-	5,333	12,522,354
Lease liabilities	31,492,386	(871,032)	37,250	649,903	93,489	31,401,996

Total	$986,358,860	$1,274,190	$20,986,830	$649,903	$192,638	$1,009,462,421

			Non-cash Changes
	Balance as of January 1, 2023	Financing Cash Flow	Foreign Exchange Movement	Leases Modifications	Other Changes (Note)	Balance as of March 31, 2023

Bonds payable	$852,436,439	$7,279,726	$(5,064,957)	$-	$86,273	$854,737,481
Long-term bank loans	5,973,936	2,120,556	-	-	(6,824)	8,087,668
Lease liabilities	32,367,601	(800,691)	(20,440)	991,758	94,049	32,632,277

Total	$890,777,976	$8,599,591	$(5,085,397)	$991,758	$173,498	$895,457,426

Note:    Other changes include amortization of bonds payable, amortization of long-term bank loan interest subsidy and financial cost of lease liabilities.

30.    FINANCIAL INSTRUMENTS

a.    Categories of financial instruments

	March 31, 2024	December 31, 2023	March 31, 2023

Financial assets
FVTPL (Note 1)	$14,211,944	$14,342,093	$982,014
FVTOCI (Note 2)	193,301,338	167,150,802	140,175,196
Hedging financial assets	-	-	70
Amortized cost (Note 3)	2,063,572,260	1,842,412,631	1,668,048,597

	$2,271,085,542	$2,023,905,526	$1,809,205,877

Financial liabilities
FVTPL (Note 4)	$941,396	$121,412	$620,967
Hedging financial liabilities	10,525	27,334,164	39,108
Amortized cost (Note 5)	1,773,740,755	1,741,356,555	1,607,713,349

	$1,774,692,676	$1,768,812,131	$1,608,373,424

Note 1:    Financial assets mandatorily measured at FVTPL.

Note 2:    Including notes and accounts receivable (net), equity and debt investments.

Note 3:    Including cash and cash equivalents, financial assets at amortized cost, notes and accounts receivable (including related parties), other receivables, refundable deposits and temporary payments (including those classified under other current assets and other noncurrent assets).

Note 4:    Held for trading.

Note 5:    Including accounts payable (including related parties), payables to contractors and equipment suppliers, cash dividends payable, accrued expenses and other current liabilities, bonds payable, long-term bank loans, guarantee deposits and other noncurrent liabilities.

b.    Financial risk management objectives

The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.

The plans for material treasury activities are reviewed by the Audit and Risk Committee and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, the Company must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.

c.    Market risk

The Company is exposed to the financial market risks, primarily changes in foreign currency exchange rates, interest rates and equity investment prices. A portion of these risks is hedged.

Foreign currency risk

Substantially all the Company’s sales are denominated in U.S. dollars and over half of its capital expenditures are denominated in currencies other than NT dollars, primarily in U.S. dollars, Japanese yen and Euros. As a result, any significant fluctuations to its disadvantage in the exchanges rate of NT dollar against such currencies, in particular a weakening of U.S. dollar against NT dollar, would have an adverse impact on the revenue and operating profit as expressed in NT dollars. The Company uses foreign currency derivative contracts, such as currency forwards or currency swaps, and non-derivative financial instruments, such as foreign currency denominated debts, to protect against currency exchange rate risks associated with non-NT dollar-denominated assets and liabilities, investments in foreign operations, and certain forecasted transactions. These hedges reduce, but do not entirely eliminate, the effect of foreign currency exchange rate movements on the assets and liabilities.

Based on a sensitivity analysis performed on the Company’s total monetary assets and liabilities for the three months ended March 31, 2024 and 2023, a hypothetical adverse foreign currency exchange rate change of 10% would have decreased its net income by NT$561,692 thousand and NT$1,407,753 thousand respectively, and decreased its other comprehensive income by NT$18,360 thousand for the three months ended March 31, 2023, after taking into account hedges and offsetting positions.

Interest rate risk

The Company is exposed to interest rate risks primarily in relation to its investment portfolio and outstanding debt. Changes in interest rates affect the interest earned on the Company’s cash and cash equivalents and fixed income securities, the fair value of those securities, as well as the interest paid on its debt.

The majority of the Company’s fixed income investments are fixed-rate securities, which are classified as financial assets at FVTOCI or at amortized cost. For those fixed income investments classified as financial assets at FVTOCI, changes in their fair value are recognized through other comprehensive income; for those classified as financial assets at amortized cost, changes in their fair value are not reflected in the carrying amount. Both classifications recognized in profit or loss if the assets are sold. The Company has entered and may in the future enter into interest rate derivatives to partially hedge the interest rate risk on its fixed income investments and anticipated debt issuance. However, these hedges can offset only a limited portion of the financial impact from movements in interest rates.

Based on a sensitivity analysis performed on the Company’s fixed income investments at the end of the reporting period, interest rates increase of 100 basis points (1.00%) across all maturities would have decreased the Company’s other comprehensive income by NT$4,279,174 thousand and NT$3,213,620 thousand for the three months ended March 31, 2024 and 2023, respectively.

The majority of the Company’s debt is fixed-rate and measured at amortized cost and as such, changes in interest rates would not affect future cash flows or the carrying amount.

Other price risk

The Company is exposed to mutual funds and equity price risk arising from financial assets at FVTPL and FVTOCI.

Assuming a hypothetical decrease of 10% in prices of the mutual funds and equity investments at the end of the reporting period, the net income would have decreased by NT$1,116,694 thousand for the three months ended March 31, 2024, and the other comprehensive income would have decreased by NT$1,165,417 thousand and NT$576,538 thousand for the three months ended March 31, 2024 and 2023, respectively.

d.    Credit risk management

Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in financial losses to the Company. The Company is exposed to credit risks from operating activities, primarily accounts receivable, and from investing activities, primarily deposits, fixed-income investments and other financial instruments with banks. Credit risk is managed separately for business related and financial related exposures. As of the end of the reporting period, the Company’s maximum credit risk exposure is equal to the carrying amount of financial assets.

Business related credit risk

The Company’s accounts receivable are from its customers worldwide. The majority of the Company’s outstanding accounts receivable are not covered by collaterals or guarantees. While the Company has procedures to monitor and manage credit risk exposure on accounts receivable, there is no assurance such procedures will effectively eliminate losses resulting from its credit risk. This risk is heightened during periods when economic conditions worsen.

As of March 31, 2024, December 31, 2023 and March 31, 2023, the Company’s ten largest customers accounted for 87%, 91% and 80% of accounts receivable, respectively. The Company considers the concentration of credit risk for the remaining accounts receivable not material.

Financial credit risk

The Company mitigates its financial credit risk by selecting counterparties with investment grade credit ratings and by limiting the exposure to any individual counterparty. The Company regularly monitors and reviews the limit applied to counterparties and adjusts the limit according to market conditions and the credit standing of the counterparties.

The objective of the Company’s investment policy is to achieve a return that will allow the Company to preserve principal and support liquidity requirements. The policy generally requires securities to be investment grade and limits the amount of credit exposure to any one issuer. The Company assesses whether there has been a significant increase in credit risk in the invested securities since initial recognition by reviewing changes in external credit ratings, financial market conditions and material information of the issuers.

The Company assesses the 12-month expected credit loss and lifetime expected credit loss based on the probability of default and loss given default provided by external credit rating agencies. The current credit risk assessment policies are as follows:

Category	Description	Basis for Recognizing Expected Credit Loss	Expected Credit Loss Ratio

Performing	Credit rating is investment grade on valuation date	12 months expected credit loss	0-0.1%
Doubtful	Credit rating is non-investment grade on valuation date	Lifetime expected credit loss-not credit impaired	~~-~~
In default	Credit rating is CC or below on valuation date	Lifetime expected credit loss-credit impaired	~~-~~
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery	Amount is written off	~~-~~

For the three months ended March 31, 2024 and 2023, the expected credit loss increased NT$ 11,430 thousand and NT$5,369 thousand, respectively. The changes were mainly due to adjusted investment portfolio and fluctuations in exchange rates.

e.    Liquidity risk management

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash and cash equivalents, financial assets at FVTOCI-current, financial assets at amortized cost-current and sufficient cost-efficient funding.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principal and interest.

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total

March 31, 2024

Non-derivative financial liabilities

Accounts payable (including related parties)	$57,610,008	$-	$-	$-	$57,610,008
Payables to contractors and equipment suppliers	127,179,414	-	-	-	127,179,414
Accrued expenses and other current liabilities	339,295,417	-	-	-	339,295,417
Bonds payable	28,846,265	248,882,668	302,594,013	606,301,279	1,186,624,225
Long-term bank loans	2,606,292	3,626,405	3,401,012	3,197,223	12,830,932
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	3,357,257	5,359,250	4,659,029	21,108,452	34,483,988
Others	-	78,085,241	8,772,937	2,270,187	89,128,365
	558,894,653	335,953,564	319,426,991	632,877,141	1,847,152,349

Derivative financial instruments

Forward exchange contracts
Outflows	89,801,321	-	-	-	89,801,321
Inflows	(88,792,724)	-	-	-	(88,792,724)
	1,008,597	-	-	-	1,008,597

	$559,903,250	$335,953,564	$319,426,991	$632,877,141	$1,848,160,946

December 31, 2023

Non-derivative financial liabilities

Hedging financial liabilities-bank loans	$27,290,400	$-	$-	$-	$27,290,400
Accounts payable (including related parties)	57,293,057	-	-	-	57,293,057
Payables to contractors and equipment suppliers	171,484,616	-	-	-	171,484,616
Accrued expenses and other current liabilities	241,118,948	-	-	-	241,118,948
Bonds payable	24,890,500	224,062,937	303,525,276	583,364,167	1,135,842,880
Long-term bank loans	2,371,296	3,889,029	585,094	-	6,845,419
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	3,181,651	5,248,337	4,662,868	21,754,375	34,847,231
Others	-	165,188,432	6,303,135	2,908,666	174,400,233
	527,630,468	398,388,735	315,076,373	608,027,208	1,849,122,784

Derivative financial instruments

Forward exchange contracts
Outflows	64,826,427	-	-	-	64,826,427
Inflows	(65,384,000)	-	-	-	(65,384,000)
	(557,573)	-	-	-	(557,573)

	$527,072,895	$398,388,735	$315,076,373	$608,027,208	$1,848,565,211
(Continued)

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total

March 31, 2023

Non-derivative financial liabilities

Accounts payable (including related parties)	$47,381,949	$-	$-	$-	$47,381,949
Payables to contractors and equipment suppliers	157,374,807	-	-	-	157,374,807
Accrued expenses and other current liabilities	214,088,556	-	-	-	214,088,556
Bonds payable	22,784,674	99,632,080	337,009,808	613,522,458	1,072,949,020
Long-term bank loans	2,035,280	4,985,139	1,326,324	-	8,346,743
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	2,971,874	5,432,015	4,817,464	22,753,498	35,974,851
Others	-	167,156,388	13,914,100	1,301,301	182,371,789
	446,637,140	277,205,622	357,067,696	637,577,257	1,718,487,715

Derivative financial instruments

Forward exchange contracts
Outflows	133,863,296	-	-	-	133,863,296
Inflows	(134,340,014)	-	-	-	(134,340,014)
	(476,718)	-	-	-	(476,718)

	$446,160,422	$277,205,622	$357,067,696	$637,577,257	$1,718,010,997
(Concluded)

Note:    Information about the maturity analysis for lease liabilities more than 5 years:

	5-10 Years	10-15 Years	15-20 Years	More Than 20 Years	Total

March 31, 2024

Lease liabilities	$10,156,723	$6,929,235	$3,801,968	$220,526	$21,108,452

December 31, 2023

Lease liabilities	$10,197,521	$7,121,539	$4,117,107	$318,208	$21,754,375

March 31, 2023

Lease liabilities	$10,355,651	$7,377,241	$4,300,707	$719,899	$22,753,498

f.    Fair value of financial instruments

1)    Fair value measurements recognized in the consolidated balance sheets

Fair value measurements are grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The timing of transfers between levels within the fair value hierarchy is at the end of reporting period.

2)    Fair value of financial instruments that are measured at fair value on a recurring basis

Fair value hierarchy

The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	March 31, 2024
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Mandatorily measured at FVTPL
Convertible preferred stocks	$-	$-	$13,848,154	$13,848,154
Forward exchange contracts	-	17,236	-	17,236
Convertible bonds	-	-	236,039	236,039
Mutual funds	-	-	110,515	110,515

	$-	$17,236	$14,194,708	$14,211,944

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$94,649,200	$-	$94,649,200
Agency mortgage-backed securities	-	41,321,721	-	41,321,721
Government bonds/Agency bonds	21,465,727	193,939	-	21,659,666
Asset-backed securities	-	11,110,574	-	11,110,574
Investments in equity instruments
Non-publicly traded equity investments	-	-	7,428,408	7,428,408
Publicly traded stocks	7,139,302	-	-	7,139,302
Notes and accounts receivable, net	-	9,992,467	-	9,992,467

	$28,605,029	$157,267,901	$7,428,408	$193,301,338

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$941,396	$-	$941,396

Hedging financial liabilities

Fair value hedges
Interest rate futures contracts	$10,525	$-	$-	$10,525

	December 31, 2023
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Mandatorily measured at FVTPL
Convertible preferred stocks	$-	$-	$13,307,160	$13,307,160
Forward exchange contracts	-	701,182	-	701,182
Convertible bonds	-	-	223,454	223,454
Mutual funds	-	-	110,297	110,297

	$-	$701,182	$13,640,911	$14,342,093
(Continued)

	December 31, 2023
	Level 1	Level 2	Level 3	Total

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$79,605,567	$-	$79,605,567
Agency mortgage-backed securities	-	37,959,691	-	37,959,691
Government bonds/Agency bonds	22,091,087	247,814	-	22,338,901
Asset-backed securities	-	9,898,766	-	9,898,766
Investments in equity instruments
Non-publicly traded equity investments	-	-	7,208,655	7,208,655
Publicly traded stocks	4,727,905	-	-	4,727,905
Notes and accounts receivable, net	-	5,411,317	-	5,411,317

	$26,818,992	$133,123,155	$7,208,655	$167,150,802

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$121,412	$-	$121,412

Hedging financial liabilities

Fair value hedges
Interest rate futures contracts	$43,764	$-	$-	$43,764
(Concluded)

	March 31, 2023
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Mandatorily measured at FVTPL
Forward exchange contracts	$-	$860,326	$-	$860,326
Convertible bonds	-	-	121,688	121,688

	$-	$860,326	$121,688	$982,014

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$68,601,115	$-	$68,601,115
Agency mortgage-backed securities	-	31,206,582	-	31,206,582
Government bonds/Agency bonds	19,886,403	132,403	-	20,018,806
Asset-backed securities	-	9,425,896	-	9,425,896
Investments in equity instruments
Non-publicly traded equity investments	-	-	6,918,090	6,918,090
Publicly traded stocks	288,635	-	-	288,635
Notes and accounts receivable, net	-	3,716,072	-	3,716,072

	$20,175,038	$113,082,068	$6,918,090	$140,175,196

Hedging financial assets

Cash flow hedges
Forward exchange contracts	$-	$70	$-	$70
(Continued)

	March 31, 2023
	Level 1	Level 2	Level 3	Total

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$620,967	$-	$620,967

Hedging financial liabilities

Fair value hedges
Interest rate futures contracts	$37,929	$-	$-	$37,929
Cash flow hedges
Forward exchange contracts	-	1,179	-	1,179

	$37,929	$1,179	$-	$39,108
(Concluded)

Reconciliation of Level 3 fair value measurements of financial assets

The financial assets measured at Level 3 fair value were equity investments classified as financial assets at FVTOCI and financial assets at FVTPL. Reconciliations for the three months ended March 31, 2024 and 2023 are as follows:

	Three Months Ended March 31
	2024	2023

Balance, beginning of period	$20,849,566	$6,282,052
Additions	444,862	365,076
Recognized in profit or loss	(752)	23,452
Recognized in other comprehensive income or loss	(310,335)	420,588
Disposals and proceeds from return of capital of investments	(2,260)	(1,455)
Transfers out of level 3 (Note)	(164,860)	-
Effect of exchange rate changes	806,895	(49,935)

Balance, end of period	$21,623,116	$7,039,778

Note:    The transfer from level 3 to level 1 is because quoted prices (unadjusted) in active markets data became available for the equity investments.

Valuation techniques and assumptions used in Level 2 fair value measurement

The fair values of financial assets and financial liabilities are determined as follows:

•The fair values of corporate bonds, agency bonds, agency mortgage-backed securities, asset-backed securities and government bonds are determined by quoted market prices provided by third party pricing services.

•The fair values of forward contracts are measured using forward rates and discount rates derived from quoted market prices.

•The fair value of accounts receivable classified as at FVTOCI is determined by the present value of future cash flows based on the discount rate that reflects the credit risk of counterparties.

Valuation techniques and assumptions used in Level 3 fair value measurement

The fair values of convertible preferred stocks, convertible bonds, mutual funds and non-publicly traded equity investments (excluding those trading on the Emerging Stock Board) are mainly determined by using the asset approach, income approach and market approach.

The asset approach takes into account the net asset value measured at the fair value by independent parties. On March 31, 2024, December 31, 2023 and March 31, 2023, the Company uses unobservable inputs derived from discount for lack of marketability of 10%. When other inputs remain equal, the fair value will decrease by NT$53,739 thousand, NT$52,704 thousand and NT$53,518 thousand, respectively, if discounts for lack of marketability increase by 1%.

The income approach utilizes discounted cash flows to determine the present value of the expected future economic benefits that will be derived from the investment. On March 31, 2024, the Company mainly uses unobservable inputs, which include expected returns, discount rate of 10%, and discount for lack of marketability of 20%. On March 31, 2024, with other inputs remain equal, if discount rate increases by 1%, the fair value will decrease by NT$1,606,831 thousand; if discount for lack of marketability increases by 1%, the fair value will decrease by NT$169,148 thousand.

For the remaining few investments, the market approach is used to arrive at their fair values, for which the recent financing activities of investees, the market transaction prices of the similar companies and market conditions are considered.

3)    Fair value of financial instruments that are not measured at fair value

Except as detailed in the following table, the Company considers that the carrying amounts of financial instruments in the consolidated financial statements that are not measured at fair value approximate their fair values.

Fair value hierarchy

The table below sets out the fair value hierarchy for the Company’s financial assets and liabilities which are not required to be measured at fair value:

	March 31, 2024
	Carrying	Fair Value
	Amount	Level 1	Level 2	Total

Financial assets

Financial assets at amortized costs
Corporate bonds	$115,583,344	$-	$115,309,905	$115,309,905
Commercial paper	12,139,714	-	12,149,337	12,149,337
Government bonds/Agency bonds	6,516,785	3,772,859	2,720,363	6,493,222

	$134,239,843	$3,772,859	$130,179,605	$133,952,464

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$965,538,071	$-	$886,157,453	$886,157,453

	December 31, 2023
	Carrying	Fair Value
	Amount	Level 1	Level 2	Total

Financial assets

Financial assets at amortized costs
Corporate bonds	$113,785,324	$-	$113,694,397	$113,694,397
Commercial paper	18,371,705	-	18,385,329	18,385,329
Government bonds/Agency bonds	13,803,559	2,751,893	11,053,234	13,805,127

	$145,960,588	$2,751,893	$143,132,960	$145,884,853
(Continued)

	December 31, 2023
	Carrying	Fair Value
	Amount	Level 1	Level 2	Total

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$920,897,553	$-	$849,236,882	$849,236,882
(Concluded)

	March 31, 2023
	Carrying	Fair Value
	Amount	Level 1	Level 2	Total

Financial assets

Financial assets at amortized costs
Corporate bonds	$95,310,895	$-	$94,181,150	$94,181,150
Commercial paper	12,630,168	-	12,676,995	12,676,995

	$107,941,063	$-	$106,858,145	$106,858,145
Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$854,737,481	$-	$780,610,166	$780,610,166

Valuation techniques and assumptions used in Level 2 fair value measurement

The fair values of corporate bonds, the Company’s bonds payable and agency bonds are determined by quoted market prices provided by third party pricing services.

The fair value of commercial paper is determined by the present value of future cash flows based on the discounted curves that are derived from the quoted market prices.

31.    RELATED PARTY TRANSACTIONS

Intercompany balances and transactions between TSMC and its subsidiaries, which are related parties of TSMC, have been eliminated upon consolidation; therefore, those items are not disclosed in this note. The following is a summary of significant transactions between the Company and other related parties:

a.    Related party name and categories

Related Party Name	Related Party Categories

GUC	Associates
VIS	Associates
SSMC	Associates
Xintec	Associates
TSMC Charity Foundation	Other related parties

b.    Net revenue

		Three Months Ended March 31
		2024	2023
Item	Related Party Categories

Net revenue from sale of goods	Associates	$3,584,008	$3,861,991

c.    Purchases

	Three Months Ended March 31
	2024	2023

Related Party Categories

Associates	$1,152,767	$1,353,968

d.    Receivables from related parties

		March 31, 2024	December 31, 2023	March 31, 2023

Item	Related Party Name

Receivables from	GUC	$400,523	$514,819	$254,410
related parties	Xintec	78,840	109,632	78,144

		$479,363	$624,451	$332,554

Other receivables	SSMC	$60,520	$58,093	$62,927
from related	VIS	18,787	13,778	2,568
parties	TSMC Charity Foundation	-	-	11,113

		$79,307	$71,871	$76,608

e.    Payables to related parties

		March 31, 2024	December 31, 2023	March 31, 2023

Item	Related Party Name

Payables to related	Xintec	$714,442	$1,020,226	$692,047
parties	SSMC	330,709	457,348	302,455
	Others	140,045	88,726	85,262

		$1,185,196	$1,566,300	$1,079,764

f.    Others

		Three Months Ended March 31
		2024	2023

Item	Related Party Categories

Manufacturing expenses	Associates	$1,060,471	$941,836

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined in accordance with mutual agreements.

The Company leased factory and office from associates. The lease terms and prices were both determined in accordance with mutual agreements. The rental expenses were paid to associates monthly; the related expenses were both classified under manufacturing expenses.

g.    Compensation of key management personnel

The compensation to directors and other key management personnel were as follows:

	Three Months Ended March 31
	2024	2023

Short-term employee benefits	$868,280	$769,289
Post-employment benefits	1,110	965
Share-based payments	181,767	107,260

	$1,051,157	$877,514

The compensation to directors and other key management personnel were determined by the Compensation and People Development Committee of TSMC in accordance with the individual performance and market trends.

32.    PLEDGED ASSETS

The Company provided certificate of deposits recorded in other financial assets as collateral mainly for building lease agreements. As of March 31, 2024, December 31, 2023 and March 31, 2023, the aforementioned other financial assets amounted to NT$129,716 thousand, NT$124,302 thousand and NT$121,565 thousand, respectively.

33.    SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:

a.    Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity provided TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. As of the end of reporting period, the R.O.C. Government did not invoke such right.

b.    Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips spun-off its semiconductor subsidiary which was renamed as NXP B.V. Further, TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. TSMC and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of the end of reporting period.

c.    TSMC entered into long-term purchase agreements of materials and supplies and agreements of waste disposal with multiple suppliers. The relative minimum fulfillment quantity and price are specified in the agreements.

d.    TSMC entered into a long-term purchase agreement of equipment. The relative fulfillment quantity and price are specified in the agreement.

e.    TSMC entered into long-term energy purchase agreements with multiple suppliers. The relative fulfillment period, quantity and price are specified in the agreements.

f.    Amounts available under unused letters of credit as of March 31, 2024, December 31, 2023 and March 31, 2023 were NT$451,638 thousand, NT$433,994 thousand and NT$380,336 thousand, respectively.

g.    The Company entrusted financial institutions to provide performance guarantees mainly for import and export of goods, lease agreement and energy purchase agreement. As of March 31, 2024, December 31, 2023 and March 31, 2023, the aforementioned guarantee amounted to NT$7,153,645 thousand, NT$8,012,973 thousand, and NT$7,854,413 thousand, respectively.

34.    SIGNIFICANT SUBSEQUENT EVENTS

On April 3, 2024, an earthquake struck Taiwan. The resulting damage was mostly to inventories and equipment. Based on a preliminary assessment, the Company estimated related earthquake losses to be approximately NT$3 billion, net of insurance claim, and will recognize it in the second quarter of 2024.

35.    EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

The following information was summarized according to the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)		Carrying Amount (In Thousands)

March 31, 2024

Financial assets

Monetary items
USD	$16,759,684	31.997		$536,259,605
EUR	273,770	34.624		9,479,016
EUR	125,598	1.082	(Note2)	4,348,722
JPY	64,673,322	0.2117		13,691,342
JPY	15,947,106	0.0066	(Note3)	3,376,002

Financial liabilities

Monetary items
USD	13,741,692	31.997		439,692,919
EUR	274,465	34.624		9,503,081
EUR	123,731	1.082	(Note2)	4,284,063
JPY	66,472,710	0.2117		14,072,273
JPY	15,863,507	0.0066	(Note3)	3,358,304
(Continued)

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)		Carrying Amount (In Thousands)

December 31, 2023

Financial assets

Monetary items
USD	$14,756,970	30.747		$453,732,565
EUR	432,124	34.175		14,767,835
EUR	484,580	1.111	(Note2)	16,560,515
JPY	13,320,705	0.2192		2,919,899

Financial liabilities

Monetary items
USD	14,121,653	30.747		434,198,454
EUR	803,472	34.175		27,458,643
EUR	482,869	1.111	(Note2)	16,502,044
JPY	199,911,305	0.2192		43,820,558

March 31, 2023

Financial assets

Monetary items
USD	11,917,345	30.422		362,549,455
USD	689,462	6.871	(Note4)	20,974,820
EUR	12,187	33.221		404,850
JPY	105,372,697	0.2295		24,183,034
JPY	5,781,362	0.0518	(Note5)	1,326,823

Financial liabilities

Monetary items
USD	14,664,805	30.422		446,132,711
EUR	1,178,509	33.221		39,151,260
JPY	101,796,719	0.2295		23,362,347
JPY	7,316,991	0.0518	(Note5)	1,679,250
(Concluded)

Note 1:    Except as otherwise noted, exchange rate represents the number of NT dollar for which one foreign currency could be exchanged.

Note 2:    The exchange rate represents the number of U.S. dollar for which one Euro could be exchanged.

Note 3:    The exchange rate represents the number of U.S. dollar for which one Japanese yen could be exchanged.

Note 4:    The exchange rate represents the number of RMB for which one U.S. dollar could be exchanged.

Note 5:    The exchange rate represents the number of RMB for which one Japanese yen could be exchanged.

Please refer to the consolidated statements of comprehensive income for the total of realized and unrealized foreign exchange gain and loss for the three months ended March 31, 2024 and 2023, respectively. Since there were varieties of foreign currency transactions and functional currencies within the subsidiaries of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.

36.    ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the Securities and Futures Bureau for TSMC:

a.    Financings provided: See Table 1 attached;

b.    Endorsement/guarantee provided: See Table 2 attached;

c.    Marketable securities held (excluding investments in subsidiaries and associates): See Table 3 attached;

d.    Marketable securities acquired and disposed of at costs or prices of at least NT$300 million or 20% of the paid-in capital: See Table 4 attached;

e.    Acquisition of individual real estate properties at costs of at least NT$300 million or 20% of the paid-in capital: See Table 5 attached;

f.    Disposal of individual real estate properties at prices of at least NT$300 million or 20% of the paid-in capital: None;

g.    Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: See Table 6 attached;

h.    Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: See Table 7 attached;

i.    Information about the derivative financial instruments transaction: See Notes 7 and 10;

j.    Others: The business relationship between the parent and the subsidiaries and significant transactions between them: See Table 8 attached;

k.    Names, locations, and related information of investees over which TSMC exercises significant influence (excluding information on investment in mainland China): See Table 9 attached;

l.    Information on investment in mainland China

1) The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, income (losses) of the investee, share of profits/losses of investee, ending balance, amount received as dividends from the investee, and the limitation on investee: See Table 10 attached.

2) Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: See Table 8 attached.

m.    Information of major shareholders

List of all shareholders with ownership of 5 percent or greater showing the names and the number of shares and percentage of ownership held by each shareholder: See Table 11 attached.

37.    OPERATING SEGMENTS INFORMATION

TSMC’s chief operating decision makers periodically review operating results, focusing on operating income generated by foundry segment. Operating results are used for resource allocation and/or performance assessment. As a result, the Company has only one operating segment, the foundry segment. The foundry segment engages mainly in the manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

The basis for the measurement of income from operations is the same as that for the preparation of financial statements. Please refer to the consolidated statements of comprehensive income for the related segment revenue and operating results.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

FINANCINGS PROVIDED
FOR THE THREE MONTHS ENDED MARCH 31, 2024

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counterparty	Financial Statement Account	Related Party	Maximum Balance for the Period (Foreign Currencies in Thousands) (Note 3)			Ending Balance (Foreign Currencies in Thousands) (Note 3)			Amount Actually Drawn (Foreign Currencies in Thousands)			Interest Rate	Nature for Financing	Transaction Amounts	Reason for Financing	Allowance for Bad Debt	Collateral		Financing Limits for Each Borrowing Company (Notes 1 and 2)	Financing Company’s Total Financing Amount Limits (Notes 1 and 2)
																			Item	Value

0	TSMC	TSMC Arizona	Other receivables from related parties	Yes	$ (US$	95,991,000 3,000,000	$ )		$-			$-		-	The need for short-term financing	$-	Capacity installation and working capital	$-	-	$-	$363,573,193	$727,146,386
1	TSMC China	TSMC Nanjing	Other receivables from related parties	Yes	$ (RMB (US$	53,380,890 8,800,000 450,000	$ )& )	$ (RMB (US$	53,380,890 8,800,000 450,000	$ )& )	$ (RMB	38,982,240 8,800,000	$ )	1.30%-1.50%	The need for short-term and long-term financing	-	Operating capital	-	-	-	100,528,366	100,528,366

Note 1:    The amount available for lending to TSMC Arizona from TSMC shall not exceed ten percent (10%) of the net worth of TSMC, and the total amount available for lending from TSMC to borrowers shall not exceed twenty percent (20%) of the net worth of TSMC.

Note 2:    The aggregate amount available for lending to TSMC Nanjing from TSMC China shall not exceed the net worth of TSMC China.

Note 3:    The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ENDORSEMENTS/GUARANTEES PROVIDED
FOR THE THREE MONTHS ENDED MARCH 31, 2024

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party (Notes 1 and 2)	Maximum Balance for the Period (Foreign Currencies in Thousands) (Note 3)		Ending Balance (Foreign Currencies in Thousands) (Note 3)		Amount Actually Drawn (US$ in Thousands)		Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable (Notes 1 and 2)	Guarantee Provided by Parent Company	Guarantee Provided by A Subsidiary	Guarantee Provided to Subsidiaries in Mainland China
		Name	Nature of Relationship

0	TSMC	TSMC North America	Subsidiary	$1,454,292,772	$ (US$	2,662,576 83,213)	$ (US$	2,662,576 83,213)	$ (US$	2,662,576 83,213)	$-	0.07%	$1,454,292,772	Yes	No	No
		TSMC Global	Subsidiary	1,454,292,772	(US$	239,977,500 7,500,000)	(US$	239,977,500 7,500,000)	(US$	239,977,500 7,500,000)	-	6.60%	1,454,292,772	Yes	No	No
		TSMC Arizona	Subsidiary	1,454,292,772	(US$	385,001,343 12,032,420)	(US$	385,001,343 12,032,420)	(US$	257,013,343 8,032,420)	-	10.59%	1,454,292,772	Yes	No	No
1	TSMC Japan	TSMC JDC	The same parent company	319,818	(JPY	279,444 1,320,000)	(JPY	279,444 1,320,000)	(JPY	279,444 1,320,000)	-	0.01%	319,818	No	No	No

Note 1:    The total amount of the endorsement/guarantee provided by TSMC to TSMC North America, TSMC Global and TSMC Arizona shall not exceed forty percent (40%) of TSMC’s net worth.

Note 2:    The total amount of the endorsement/guarantee provided by TSMC Japan to TSMC JDC shall not exceed two hundred and fifty percent (250%) of TSMC Japan’s net worth.

Note 3:    The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES HELD
MARCH 31, 2024

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC	Non-publicly traded equity investments
	Shin-Etsu Handotai Taiwan Co., Ltd.	-	Financial assets at fair value through other comprehensive income	10,500	$450,660		7	$450,660
	United Industrial Gases Co., Ltd.	-	〃	21,230	446,858		10	446,858
	Global Investment Holding Inc.	-	〃	10,442	117,912		6	117,912

	Commercial paper
	Cathay Financial Holding Co., Ltd.	-	Financial assets at amortized cost	697	6,951,320		N/A	6,957,258
	China Steel Corporation	-	〃	200	1,992,895		N/A	1,994,539
	Formosa Chemicals & Fibre Corporation	-	〃	120	1,197,542		N/A	1,198,621
	CPC Corporation, Taiwan	-	〃	100	999,376		N/A	999,375
	Nan Ya Plastics Corporation	-	〃	100	998,581		N/A	999,544

TSMC Partners	Fund
	Matter Venture Partners Fund I, L.P.	-	Financial assets at fair value through Profit or Loss	-	US$	3,454	-	US$	3,454

	Non-publicly traded equity investments
	Shanghai Walden Venture Capital Enterprise	-	Financial assets at fair value through other comprehensive income	-	US$	27,326	6	US$	27,326
	Walden Technology Ventures Investments II, L.P.	-	〃	-	US$	17,757	9	US$	17,757
	Walden Technology Ventures Investments III, L.P.	-	〃	-	US$	13,354	4	US$	13,354
	Tela Innovations	-	〃	6,942	-		22	-

	Publicly traded stocks
	ARM Holdings plc	-	Financial assets at fair value through other comprehensive income	1,111	US$	138,837	-	US$	138,837
	Movella Holdings Inc.	-	〃	3,095	US$	193	6	US$	193

TSMC Global	Corporate bond
	Bank of America Corporation	-	Financial assets at fair value through other comprehensive income	-	US$	88,527	N/A	US$	88,527
	Morgan Stanley	-	〃	-	US$	82,268	N/A	US$	82,268
	JPMorgan Chase & Co.	-	〃	-	US$	69,077	N/A	US$	69,077
	Wells Fargo & Company	-	〃	-	US$	65,075	N/A	US$	65,075
	Citigroup Inc.	-	〃	-	US$	59,251	N/A	US$	59,251
	The Goldman Sachs Group, Inc.	-	〃	-	US$	53,425	N/A	US$	53,425
	Sumitomo Mitsui Financial Group, Inc.	-	〃	-	US$	42,033	N/A	US$	42,033
	BNP Paribas SA	-	〃	-	US$	35,534	N/A	US$	35,534
	HSBC Holdings plc	-	〃	-	US$	34,351	N/A	US$	34,351
	Barclays PLC	-	〃	-	US$	33,947	N/A	US$	33,947
	Principal Life Global Funding II	-	〃	-	US$	30,492	N/A	US$	30,492
	BPCE SA	-	〃	-	US$	30,470	N/A	US$	30,470
	AbbVie Inc.	-	〃	-	US$	29,932	N/A	US$	29,932

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Sumitomo Mitsui Trust Bank, Limited	-	Financial assets at fair value through other comprehensive income	-	US$	28,968	N/A	US$	28,968
	Royal Bank of Canada	-	〃	-	US$	28,322	N/A	US$	28,322
	Banco Santander, S.A.	-	〃	-	US$	27,398	N/A	US$	27,398
	Mitsubishi UFJ Financial Group, Inc.	-	〃	-	US$	27,044	N/A	US$	27,044
	The Toronto-Dominion Bank	-	〃	-	US$	25,448	N/A	US$	25,448
	Credit Agricole SA London Branch	-	〃	-	US$	24,611	N/A	US$	24,611
	Hyundai Capital America	-	〃	-	US$	24,517	N/A	US$	24,517
	CVS Health Corporation	-	〃	-	US$	24,270	N/A	US$	24,270
	Volkswagen Group of America Finance, LLC	-	〃	-	US$	23,601	N/A	US$	23,601
	Capital One Financial Corporation	-	〃	-	US$	22,777	N/A	US$	22,777
	Danske Bank A/S	-	〃	-	US$	22,096	N/A	US$	22,096
	Bristol-Myers Squibb Company	-	〃	-	US$	21,769	N/A	US$	21,769
	Lloyds Banking Group plc	-	〃	-	US$	21,284	N/A	US$	21,284
	Glencore Funding LLC	-	〃	-	US$	20,872	N/A	US$	20,872
	Mizuho Financial Group, Inc.	-	〃	-	US$	20,199	N/A	US$	20,199
	Nationwide Building Society	-	〃	-	US$	19,892	N/A	US$	19,892
	Penske Truck Leasing Co., L.P.	-	〃	-	US$	19,729	N/A	US$	19,729
	NextEra Energy Capital Holdings, Inc.	-	〃	-	US$	19,628	N/A	US$	19,628
	Athene Global Funding	-	〃	-	US$	19,269	N/A	US$	19,269
	U.S. Bancorp.	-	〃	-	US$	19,000	N/A	US$	19,000
	Fédération des caisses Desjardins du Québec	-	〃	-	US$	18,969	N/A	US$	18,969
	National Securities Clearing Corporation	-	〃	-	US$	18,412	N/A	US$	18,412
	AIG Global Funding	-	〃	-	US$	18,391	N/A	US$	18,391
	American Express Company	-	〃	-	US$	18,193	N/A	US$	18,193
	ABN AMRO Bank N.V.	-	〃	-	US$	18,153	N/A	US$	18,153
	The Bank of New York Mellon Corporation	-	〃	-	US$	18,125	N/A	US$	18,125
	Banque Fédérative du Crédit Mutuel	-	〃	-	US$	17,932	N/A	US$	17,932
	Equitable Financial Life Global Funding	-	〃	-	US$	17,886	N/A	US$	17,886
	Oracle Corporation	-	〃	-	US$	17,731	N/A	US$	17,731
	Guardian Life Global Funding	-	〃	-	US$	17,230	N/A	US$	17,230
	NatWest Group plc	-	〃	-	US$	16,659	N/A	US$	16,659
	UnitedHealth Group Incorporated	-	〃	-	US$	16,437	N/A	US$	16,437
	Metropolitan Life Global Funding I	-	〃	-	US$	15,491	N/A	US$	15,491
	ING Groep N.V.	-	〃	-	US$	15,014	N/A	US$	15,014
	Daimler Trucks Finance North America LLC	-	〃	-	US$	14,971	N/A	US$	14,971
	Philip Morris International Inc.	-	〃	-	US$	14,794	N/A	US$	14,794
	Enel Finance International N.V.	-	〃	-	US$	14,616	N/A	US$	14,616
	UBS Group AG	-	〃	-	US$	14,373	N/A	US$	14,373
	RGA Global Funding	-	〃	-	US$	13,984	N/A	US$	13,984
	AerCap Ireland Capital Designated Activity Company	-	〃	-	US$	13,901	N/A	US$	13,901
	SMBC Aviation Capital Finance DAC	-	〃	-	US$	13,738	N/A	US$	13,738
	New York Life Global Funding	-	〃	-	US$	13,577	N/A	US$	13,577
	NTT Finance Corporation	-	〃	-	US$	13,555	N/A	US$	13,555
	Ryder System, Inc.	-	〃	-	US$	13,453	N/A	US$	13,453
	Toyota Motor Credit Corporation	-	〃	-	US$	13,285	N/A	US$	13,285
	ONEOK, Inc.	-	〃	-	US$	13,274	N/A	US$	13,274
	Amgen Inc.	-	〃	-	US$	13,201	N/A	US$	13,201
	Protective Life Global Funding	-	〃	-	US$	12,990	N/A	US$	12,990
	Southern California Edison Company	-	〃	-	US$	12,780	N/A	US$	12,780

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Intuit Inc.	-	Financial assets at fair value through other comprehensive income	-	US$	12,548	N/A	US$	12,548
	Pfizer Investment Enterprises Pte. Ltd.	-	〃	-	US$	12,447	N/A	US$	12,447
	Apple Inc.	-	〃	-	US$	12,440	N/A	US$	12,440
	Nomura Holdings, Inc.	-	〃	-	US$	12,052	N/A	US$	12,052
	Northwestern Mutual Global Funding	-	〃	-	US$	11,813	N/A	US$	11,813
	Bank of Montreal	-	〃	-	US$	11,754	N/A	US$	11,754
	The Bank of Nova Scotia	-	〃	-	US$	11,596	N/A	US$	11,596
	Société Générale Société anonyme	-	〃	-	US$	11,555	N/A	US$	11,555
	ERAC USA Finance LLC	-	〃	-	US$	11,536	N/A	US$	11,536
	ASB Bank Limited	-	〃	-	US$	11,459	N/A	US$	11,459
	Coöperatieve Rabobank U.A.	-	〃	-	US$	11,435	N/A	US$	11,435
	Amazon.com, Inc.	-	〃	-	US$	11,348	N/A	US$	11,348
	DTE Energy Company	-	〃	-	US$	11,284	N/A	US$	11,284
	BAE Systems plc	-	〃	-	US$	11,137	N/A	US$	11,137
	AT&T Inc.	-	〃	-	US$	11,057	N/A	US$	11,057
	Deutsche Bank AG - New York Branch	-	〃	-	US$	10,821	N/A	US$	10,821
	Verizon Communications Inc.	-	〃	-	US$	10,560	N/A	US$	10,560
	Exelon Corporation	-	〃	-	US$	10,526	N/A	US$	10,526
	Nordea Bank Abp	-	〃	-	US$	10,523	N/A	US$	10,523
	S&P Global Inc.	-	〃	-	US$	10,504	N/A	US$	10,504
	Macquarie Group Limited	-	〃	-	US$	10,311	N/A	US$	10,311
	Mercedes-Benz Finance North America LLC	-	〃	-	US$	10,267	N/A	US$	10,267
	Svenska Handelsbanken AB (publ)	-	〃	-	US$	9,880	N/A	US$	9,880
	T-Mobile USA, Inc.	-	〃	-	US$	9,745	N/A	US$	9,745
	John Deere Capital Corporation	-	〃	-	US$	9,684	N/A	US$	9,684
	General Motors Financial Company, Inc.	-	〃	-	US$	9,340	N/A	US$	9,340
	The PNC Financial Services Group, Inc.	-	〃	-	US$	9,298	N/A	US$	9,298
	Roper Technologies, Inc.	-	〃	-	US$	9,244	N/A	US$	9,244
	Public Service Enterprise Group Incorporated	-	〃	-	US$	9,205	N/A	US$	9,205
	Standard Chartered PLC	-	〃	-	US$	9,106	N/A	US$	9,106
	LSEG US Fin Corp.	-	〃	-	US$	9,042	N/A	US$	9,042
	Florida Power & Light Company	-	〃	-	US$	8,989	N/A	US$	8,989
	Realty Income Corporation	-	〃	-	US$	8,971	N/A	US$	8,971
	Merck & Co., Inc.	-	〃	-	US$	8,937	N/A	US$	8,937
	Thermo Fisher Scientific Inc.	-	〃	-	US$	8,919	N/A	US$	8,919
	Equinor ASA	-	〃	-	US$	8,878	N/A	US$	8,878
	Keurig Dr Pepper Inc.	-	〃	-	US$	8,854	N/A	US$	8,854
	Texas Instruments Incorporated	-	〃	-	US$	8,614	N/A	US$	8,614
	Honeywell International Inc.	-	〃	-	US$	8,609	N/A	US$	8,609
	Truist Financial Corporation	-	〃	-	US$	8,597	N/A	US$	8,597
	Roche Holdings, Inc.	-	〃	-	US$	8,502	N/A	US$	8,502
	Haleon US Capital LLC	-	〃	-	US$	8,423	N/A	US$	8,423
	Macquarie Bank Limited	-	〃	-	US$	8,411	N/A	US$	8,411
	COÖPERATIEVE RABOBANK U.A., NEW YORK BRANCH	-	〃	-	US$	8,094	N/A	US$	8,094
	Aon North America, Inc.	-	〃	-	US$	8,037	N/A	US$	8,037
	Lowe's Companies, Inc.	-	〃	-	US$	8,002	N/A	US$	8,002
	Tampa Electric Company	-	〃	-	US$	8,002	N/A	US$	8,002
	Kimco Realty Corporation	-	〃	-	US$	7,873	N/A	US$	7,873
	KfW	-	〃	-	US$	7,871	N/A	US$	7,871

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Santander UK Group Holdings plc	-	Financial assets at fair value through other comprehensive income	-	US$	7,852	N/A	US$	7,852
	Constellation Energy Generation, LLC	-	〃	-	US$	7,822	N/A	US$	7,822
	NatWest Markets Plc	-	〃	-	US$	7,783	N/A	US$	7,783
	Lockheed Martin Corporation	-	〃	-	US$	7,753	N/A	US$	7,753
	Great-West Lifeco U.S. Finance 2020, Lp	-	〃	-	US$	7,706	N/A	US$	7,706
	Inter-American Development Bank	-	〃	-	US$	7,537	N/A	US$	7,537
	RTX Corporation	-	〃	-	US$	7,528	N/A	US$	7,528
	Cox Communications, Inc.	-	〃	-	US$	7,299	N/A	US$	7,299
	AstraZeneca Finance LLC	-	〃	-	US$	7,270	N/A	US$	7,270
	Chevron Corporation	-	〃	-	US$	7,060	N/A	US$	7,060
	Pacific Gas and Electric Company	-	〃	-	US$	7,035	N/A	US$	7,035
	The East Ohio Gas Company	-	〃	-	US$	7,023	N/A	US$	7,023
	Bank of Ireland Group plc	-	〃	-	US$	6,991	N/A	US$	6,991
	Intel Corporation	-	〃	-	US$	6,951	N/A	US$	6,951
	AstraZeneca PLC	-	〃	-	US$	6,794	N/A	US$	6,794
	Pacific Life Global Funding II	-	〃	-	US$	6,738	N/A	US$	6,738
	Fiserv, Inc.	-	〃	-	US$	6,693	N/A	US$	6,693
	The Cigna Group	-	〃	-	US$	6,589	N/A	US$	6,589
	MPLX LP	-	〃	-	US$	6,506	N/A	US$	6,506
	Marriott International, Inc.	-	〃	-	US$	6,503	N/A	US$	6,503
	WEC Energy Group, Inc.	-	〃	-	US$	6,502	N/A	US$	6,502
	Met Tower Global Funding	-	〃	-	US$	6,498	N/A	US$	6,498
	Fidelity National Information Services, Inc.	-	〃	-	US$	6,479	N/A	US$	6,479
	The Charles Schwab Corporation	-	〃	-	US$	6,457	N/A	US$	6,457
	Swedbank AB (publ)	-	〃	-	US$	6,386	N/A	US$	6,386
	Take-Two Interactive Software, Inc.	-	〃	-	US$	6,175	N/A	US$	6,175
	Eaton Corporation	-	〃	-	US$	6,124	N/A	US$	6,124
	Prologis Targeted U.S. Logistics Fund L.P.	-	〃	-	US$	5,983	N/A	US$	5,983
	Equifax Inc.	-	〃	-	US$	5,945	N/A	US$	5,945
	Elevance Health, Inc.	-	〃	-	US$	5,916	N/A	US$	5,916
	Intercontinental Exchange, Inc.	-	〃	-	US$	5,903	N/A	US$	5,903
	Ameriprise Financial, Inc.	-	〃	-	US$	5,790	N/A	US$	5,790
	HEICO Corporation	-	〃	-	US$	5,744	N/A	US$	5,744
	National Bank of Canada	-	〃	-	US$	5,736	N/A	US$	5,736
	Fifth Third Bancorp	-	〃	-	US$	5,724	N/A	US$	5,724
	Scentre Group Trust 1	-	〃	-	US$	5,705	N/A	US$	5,705
	Huntington Bancshares Incorporated	-	〃	-	US$	5,635	N/A	US$	5,635
	Stryker Corporation	-	〃	-	US$	5,577	N/A	US$	5,577
	WPP Finance 2010	-	〃	-	US$	5,573	N/A	US$	5,573
	NBN Co Limited	-	〃	-	US$	5,534	N/A	US$	5,534
	Medtronic Global Holdings S.C.A.	-	〃	-	US$	5,504	N/A	US$	5,504
	Workday, Inc.	-	〃	-	US$	5,498	N/A	US$	5,498
	Discover Bank (New Castle, Delaware)	-	〃	-	US$	5,488	N/A	US$	5,488
	DNB Bank ASA	-	〃	-	US$	5,482	N/A	US$	5,482
	Magna International Inc.	-	〃	-	US$	5,408	N/A	US$	5,408
	Exxon Mobil Corporation	-	〃	-	US$	5,377	N/A	US$	5,377
	Alabama Power Company	-	〃	-	US$	5,360	N/A	US$	5,360
	Comcast Corporation	-	〃	-	US$	5,327	N/A	US$	5,327
	Starbucks Corporation	-	〃	-	US$	5,323	N/A	US$	5,323

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	McKesson Corporation	-	Financial assets at fair value through other comprehensive income	-	US$	5,251	N/A	US$	5,251
	Sydney Airport Finance Company Pty Ltd	-	〃	-	US$	5,155	N/A	US$	5,155
	Bank of New Zealand	-	〃	-	US$	5,144	N/A	US$	5,144
	Siemens Financieringsmaatschappij N.V.	-	〃	-	US$	5,072	N/A	US$	5,072
	Citibank, N.A.	-	〃	-	US$	5,050	N/A	US$	5,050
	Virginia Electric and Power Company	-	〃	-	US$	5,031	N/A	US$	5,031
	Newmont Corporation	-	〃	-	US$	5,013	N/A	US$	5,013
	Smith & Nephew plc	-	〃	-	US$	5,008	N/A	US$	5,008
	Goldman Sachs Bank USA	-	〃	-	US$	4,997	N/A	US$	4,997
	Spire Inc.	-	〃	-	US$	4,996	N/A	US$	4,996
	Southwest Airlines Co.	-	〃	-	US$	4,992	N/A	US$	4,992
	NiSource Inc.	-	〃	-	US$	4,922	N/A	US$	4,922
	CGI Inc.	-	〃	-	US$	4,868	N/A	US$	4,868
	EIDP, Inc.	-	〃	-	US$	4,833	N/A	US$	4,833
	Brookfield Finance Inc.	-	〃	-	US$	4,817	N/A	US$	4,817
	RELX Capital Inc.	-	〃	-	US$	4,794	N/A	US$	4,794
	Ameren Corporation	-	〃	-	US$	4,788	N/A	US$	4,788
	ANZ New Zealand (Int'l) Limited	-	〃	-	US$	4,687	N/A	US$	4,687
	Air Products and Chemicals, Inc.	-	〃	-	US$	4,665	N/A	US$	4,665
	HP Inc.	-	〃	-	US$	4,615	N/A	US$	4,615
	Georgia Power Company	-	〃	-	US$	4,558	N/A	US$	4,558
	Nutrien Ltd.	-	〃	-	US$	4,527	N/A	US$	4,527
	Enbridge Inc.	-	〃	-	US$	4,512	N/A	US$	4,512
	AutoZone, Inc.	-	〃	-	US$	4,511	N/A	US$	4,511
	Morgan Stanley Bank, N.A.	-	〃	-	US$	4,494	N/A	US$	4,494
	Pioneer Natural Resources Company	-	〃	-	US$	4,468	N/A	US$	4,468
	GA Global Funding Trust	-	〃	-	US$	4,439	N/A	US$	4,439
	Otis Worldwide Corporation	-	〃	-	US$	4,432	N/A	US$	4,432
	General Mills, Inc.	-	〃	-	US$	4,364	N/A	US$	4,364
	ITC Holdings Corp.	-	〃	-	US$	4,360	N/A	US$	4,360
	State Street Corporation	-	〃	-	US$	4,300	N/A	US$	4,300
	Brighthouse Financial Global Funding	-	〃	-	US$	4,156	N/A	US$	4,156
	F&G Global Funding	-	〃	-	US$	4,151	N/A	US$	4,151
	Korea Electric Power Corporation	-	〃	-	US$	4,012	N/A	US$	4,012
	CNO Global Funding	-	〃	-	US$	4,006	N/A	US$	4,006
	AvalonBay Communities, Inc.	-	〃	-	US$	3,981	N/A	US$	3,981
	Schlumberger Investment SA	-	〃	-	US$	3,972	N/A	US$	3,972
	Monongahela Power Company	-	〃	-	US$	3,964	N/A	US$	3,964
	Lincoln National Corporation	-	〃	-	US$	3,939	N/A	US$	3,939
	Piedmont Natural Gas Company, Inc.	-	〃	-	US$	3,910	N/A	US$	3,910
	Public Storage	-	〃	-	US$	3,899	N/A	US$	3,899
	L3Harris Technologies, Inc.	-	〃	-	US$	3,848	N/A	US$	3,848
	Anheuser-Busch Companies, LLC	-	〃	-	US$	3,843	N/A	US$	3,843
	Walmart Inc.	-	〃	-	US$	3,838	N/A	US$	3,838
	Banco Bilbao Vizcaya Argentaria, S.A.	-	〃	-	US$	3,836	N/A	US$	3,836
	B.A.T. International Finance p.l.c.	-	〃	-	US$	3,803	N/A	US$	3,803
	CNH Industrial Capital LLC	-	〃	-	US$	3,799	N/A	US$	3,799
	Duke Energy Carolinas, LLC	-	〃	-	US$	3,779	N/A	US$	3,779
	Eli Lilly and Company	-	〃	-	US$	3,763	N/A	US$	3,763

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Fortinet, Inc.	-	Financial assets at fair value through other comprehensive income	-	US$	3,681	N/A	US$	3,681
	Appalachian Power Company	-	〃	-	US$	3,659	N/A	US$	3,659
	Norsk Hydro ASA	-	〃	-	US$	3,614	N/A	US$	3,614
	Eversource Energy	-	〃	-	US$	3,538	N/A	US$	3,538
	Parker-Hannifin Corporation	-	〃	-	US$	3,531	N/A	US$	3,531
	CenterPoint Energy Resources Corp.	-	〃	-	US$	3,492	N/A	US$	3,492
	Advocate Health & Hospitals Corporation	-	〃	-	US$	3,418	N/A	US$	3,418
	BorgWarner Inc.	-	〃	-	US$	3,413	N/A	US$	3,413
	Sempra	-	〃	-	US$	3,397	N/A	US$	3,397
	Meta Platforms, Inc.	-	〃	-	US$	3,385	N/A	US$	3,385
	B.A.T Capital Corporation	-	〃	-	US$	3,329	N/A	US$	3,329
	Cisco Systems, Inc.	-	〃	-	US$	3,329	N/A	US$	3,329
	CenterPoint Energy, Inc.	-	〃	-	US$	3,325	N/A	US$	3,325
	Pfizer Inc.	-	〃	-	US$	3,307	N/A	US$	3,307
	Microchip Technology Incorporated	-	〃	-	US$	3,271	N/A	US$	3,271
	Truist Bank	-	〃	-	US$	3,199	N/A	US$	3,199
	Verisk Analytics, Inc.	-	〃	-	US$	3,194	N/A	US$	3,194
	Republic Services, Inc.	-	〃	-	US$	3,164	N/A	US$	3,164
	Wells Fargo Bank, National Association	-	〃	-	US$	3,154	N/A	US$	3,154
	Lundin Energy Finance BV	-	〃	-	US$	3,109	N/A	US$	3,109
	Corebridge Financial, Inc.	-	〃	-	US$	3,103	N/A	US$	3,103
	UBS AG, London Branch	-	〃	-	US$	3,039	N/A	US$	3,039
	Duke Energy Corporation	-	〃	-	US$	3,027	N/A	US$	3,027
	Mutual Of Omaha Companies Global Funding	-	〃	-	US$	3,027	N/A	US$	3,027
	Atmos Energy Corporation	-	〃	-	US$	3,022	N/A	US$	3,022
	Jackson National Life Global Funding	-	〃	-	US$	3,016	N/A	US$	3,016
	Johnson & Johnson	-	〃	-	US$	3,010	N/A	US$	3,010
	Nestlé Holdings, Inc.	-	〃	-	US$	3,010	N/A	US$	3,010
	CNA Financial Corporation	-	〃	-	US$	2,994	N/A	US$	2,994
	Prologis, L.P.	-	〃	-	US$	2,944	N/A	US$	2,944
	Archer-Daniels-Midland Company	-	〃	-	US$	2,925	N/A	US$	2,925
	Southern California Gas Company	-	〃	-	US$	2,915	N/A	US$	2,915
	Xcel Energy Inc.	-	〃	-	US$	2,884	N/A	US$	2,884
	Rio Tinto Finance (USA) Limited	-	〃	-	US$	2,876	N/A	US$	2,876
	Citizens Bank, National Association	-	〃	-	US$	2,872	N/A	US$	2,872
	Canadian Imperial Bank of Commerce	-	〃	-	US$	2,868	N/A	US$	2,868
	Diageo Capital plc	-	〃	-	US$	2,851	N/A	US$	2,851
	BHP Billiton Finance (USA) Limited	-	〃	-	US$	2,834	N/A	US$	2,834
	Novartis Capital Corporation	-	〃	-	US$	2,796	N/A	US$	2,796
	CSL Finance plc	-	〃	-	US$	2,795	N/A	US$	2,795
	Baxalta Incorporated	-	〃	-	US$	2,755	N/A	US$	2,755
	7-Eleven, Inc.	-	〃	-	US$	2,740	N/A	US$	2,740
	Oncor Electric Delivery Company LLC	-	〃	-	US$	2,690	N/A	US$	2,690
	Ventas Realty, Limited Partnership	-	〃	-	US$	2,682	N/A	US$	2,682
	Weyerhaeuser Company	-	〃	-	US$	2,676	N/A	US$	2,676
	Simon Property Group, L.P.	-	〃	-	US$	2,674	N/A	US$	2,674
	Eastern Energy Gas Holdings, LLC	-	〃	-	US$	2,647	N/A	US$	2,647
	Chevron Phillips Chemical Company LLC	-	〃	-	US$	2,633	N/A	US$	2,633
	National Australia Bank Limited, New York Branch	-	〃	-	US$	2,628	N/A	US$	2,628

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	O'Reilly Automotive, Inc.	-	Financial assets at fair value through other comprehensive income	-	US$	2,593	N/A	US$	2,593
	Masco Corporation	-	〃	-	US$	2,591	N/A	US$	2,591
	Avangrid, Inc.	-	〃	-	US$	2,589	N/A	US$	2,589
	The Estée Lauder Companies Inc.	-	〃	-	US$	2,575	N/A	US$	2,575
	The Southern Company	-	〃	-	US$	2,556	N/A	US$	2,556
	Nuveen Finance, LLC	-	〃	-	US$	2,478	N/A	US$	2,478
	Becton, Dickinson and Company	-	〃	-	US$	2,469	N/A	US$	2,469
	American Electric Power Company, Inc.	-	〃	-	US$	2,444	N/A	US$	2,444
	Bunge Limited Finance Corp.	-	〃	-	US$	2,412	N/A	US$	2,412
	CRH America, Inc.	-	〃	-	US$	2,406	N/A	US$	2,406
	W. P. Carey Inc.	-	〃	-	US$	2,396	N/A	US$	2,396
	Entergy Texas, Inc.	-	〃	-	US$	2,391	N/A	US$	2,391
	Air Lease Corporation	-	〃	-	US$	2,370	N/A	US$	2,370
	Chevron U.S.A. Inc.	-	〃	-	US$	2,359	N/A	US$	2,359
	Westpac Banking Corporation	-	〃	-	US$	2,338	N/A	US$	2,338
	Yara International ASA	-	〃	-	US$	2,308	N/A	US$	2,308
	KBC Group NV	-	〃	-	US$	2,280	N/A	US$	2,280
	Cardinal Health, Inc.	-	〃	-	US$	2,252	N/A	US$	2,252
	Empower Finance 2020, LP	-	〃	-	US$	2,251	N/A	US$	2,251
	GE HealthCare Technologies Inc.	-	〃	-	US$	2,241	N/A	US$	2,241
	ONE Gas, Inc.	-	〃	-	US$	2,235	N/A	US$	2,235
	Alliant Energy Finance, LLC	-	〃	-	US$	2,227	N/A	US$	2,227
	The Western Union Company	-	〃	-	US$	2,204	N/A	US$	2,204
	Bimbo Bakeries USA, Inc.	-	〃	-	US$	2,199	N/A	US$	2,199
	Enel Finance America, LLC	-	〃	-	US$	2,197	N/A	US$	2,197
	Dominion Energy, Inc.	-	〃	-	US$	2,150	N/A	US$	2,150
	Health Care Service Corporation, a Mutual Legal Reserve Company	-	〃	-	US$	2,142	N/A	US$	2,142
	Phillips 66	-	〃	-	US$	2,061	N/A	US$	2,061
	Humana Inc.	-	〃	-	US$	2,058	N/A	US$	2,058
	CMS Energy Corporation	-	〃	-	US$	2,024	N/A	US$	2,024
	Welltower Inc.	-	〃	-	US$	2,021	N/A	US$	2,021
	KODIT Global 2023-1 Co., Ltd.	-	〃	-	US$	1,985	N/A	US$	1,985
	Public Service Electric and Gas Company	-	〃	-	US$	1,975	N/A	US$	1,975
	Mead Johnson Nutrition Company	-	〃	-	US$	1,963	N/A	US$	1,963
	Tucson Electric Power Company	-	〃	-	US$	1,954	N/A	US$	1,954
	UBS Group Funding (Jersey) Ltd.	-	〃	-	US$	1,947	N/A	US$	1,947
	Olympus Corporation	-	〃	-	US$	1,927	N/A	US$	1,927
	Gulf Power Company	-	〃	-	US$	1,899	N/A	US$	1,899
	Shinhan Financial Group Co., Ltd.	-	〃	-	US$	1,864	N/A	US$	1,864
	Mitsubishi Corporation	-	〃	-	US$	1,826	N/A	US$	1,826
	NBK SPC Limited	-	〃	-	US$	1,821	N/A	US$	1,821
	Berkshire Hathaway Energy Company	-	〃	-	US$	1,788	N/A	US$	1,788
	USAA Capital Corp.	-	〃	-	US$	1,768	N/A	US$	1,768
	CenterPoint Energy Houston Electric, LLC	-	〃	-	US$	1,760	N/A	US$	1,760
	Element Fleet Management Corp.	-	〃	-	US$	1,753	N/A	US$	1,753
	Mondelez International, Inc.	-	〃	-	US$	1,747	N/A	US$	1,747
	Kentucky Utilities Company	-	〃	-	US$	1,746	N/A	US$	1,746
	Evergy Kansas Central, Inc.	-	〃	-	US$	1,693	N/A	US$	1,693

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	KeySpan Corporation	-	Financial assets at fair value through other comprehensive income	-	US$	1,688	N/A	US$	1,688
	Georgia-Pacific LLC	-	〃	-	US$	1,666	N/A	US$	1,666
	Motorola Solutions, Inc.	-	〃	-	US$	1,653	N/A	US$	1,653
	University of California	-	〃	-	US$	1,644	N/A	US$	1,644
	Fox Corporation	-	〃	-	US$	1,633	N/A	US$	1,633
	eBay Inc.	-	〃	-	US$	1,599	N/A	US$	1,599
	Gulfstream Natural Gas System, L.L.C.	-	〃	-	US$	1,596	N/A	US$	1,596
	Emerson Electric Co.	-	〃	-	US$	1,579	N/A	US$	1,579
	International Business Machines Corporation	-	〃	-	US$	1,565	N/A	US$	1,565
	Burlington Northern Santa Fe, LLC	-	〃	-	US$	1,547	N/A	US$	1,547
	Jefferies Financial Group Inc.	-	〃	-	US$	1,538	N/A	US$	1,538
	Tyson Foods, Inc.	-	〃	-	US$	1,528	N/A	US$	1,528
	American Water Capital Corp.	-	〃	-	US$	1,520	N/A	US$	1,520
	APA Infrastructure Limited	-	〃	-	US$	1,513	N/A	US$	1,513
	Pricoa Global Funding I	-	〃	-	US$	1,511	N/A	US$	1,511
	Kinder Morgan, Inc.	-	〃	-	US$	1,505	N/A	US$	1,505
	Zoetis Inc.	-	〃	-	US$	1,498	N/A	US$	1,498
	Phillips 66 Company	-	〃	-	US$	1,486	N/A	US$	1,486
	Essex Portfolio, L.P.	-	〃	-	US$	1,482	N/A	US$	1,482
	Wipro IT Services LLC	-	〃	-	US$	1,481	N/A	US$	1,481
	American International Group, Inc.	-	〃	-	US$	1,479	N/A	US$	1,479
	Sprint Spectrum Co Llc	-	〃	-	US$	1,455	N/A	US$	1,455
	Cummins Inc.	-	〃	-	US$	1,454	N/A	US$	1,454
	NSTAR Electric Company	-	〃	-	US$	1,451	N/A	US$	1,451
	National Rural Utilities Cooperative Finance Corporation	-	〃	-	US$	1,443	N/A	US$	1,443
	Alimentation Couche-Tard Inc.	-	〃	-	US$	1,433	N/A	US$	1,433
	Dollar General Corporation	-	〃	-	US$	1,433	N/A	US$	1,433
	Duke Energy Florida, LLC	-	〃	-	US$	1,432	N/A	US$	1,432
	Jersey Central Power & Light Company	-	〃	-	US$	1,416	N/A	US$	1,416
	Eastern Gas Transmission and Storage, Inc.	-	〃	-	US$	1,322	N/A	US$	1,322
	Northrop Grumman Corporation	-	〃	-	US$	1,300	N/A	US$	1,300
	Andrew W. Mellon Foundation, The	-	〃	-	US$	1,256	N/A	US$	1,256
	The Williams Companies, Inc.	-	〃	-	US$	1,247	N/A	US$	1,247
	Pernod Ricard International Finance LLC	-	〃	-	US$	1,237	N/A	US$	1,237
	Union Pacific Corporation	-	〃	-	US$	1,220	N/A	US$	1,220
	NiSource Finance Corporation	-	〃	-	US$	1,217	N/A	US$	1,217
	Ecolab Inc.	-	〃	-	US$	1,194	N/A	US$	1,194
	Sysco Corporation	-	〃	-	US$	1,183	N/A	US$	1,183
	Mondelez International Holdings Netherlands B.V.	-	〃	-	US$	1,114	N/A	US$	1,114
	Ferguson Finance PLC	-	〃	-	US$	1,109	N/A	US$	1,109
	Columbia Pipeline Group, Inc.	-	〃	-	US$	1,085	N/A	US$	1,085
	Nucor Corporation	-	〃	-	US$	1,073	N/A	US$	1,073
	AIB Group plc	-	〃	-	US$	1,053	N/A	US$	1,053
	Niagara Mohawk Power Corporation	-	〃	-	US$	1,047	N/A	US$	1,047
	Enterprise Products Operating LLC	-	〃	-	US$	1,031	N/A	US$	1,031
	New York State Electric & Gas Corporation	-	〃	-	US$	1,023	N/A	US$	1,023
	EDP Finance B.V.	-	〃	-	US$	1,015	N/A	US$	1,015
	PacifiCorp	-	〃	-	US$	1,008	N/A	US$	1,008
	Sabine Pass Liquefaction, LLC	-	〃	-	US$	1,008	N/A	US$	1,008

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	CBRE Services, Inc.	-	Financial assets at fair value through other comprehensive income	-	US$	1,007	N/A	US$	1,007
	Suntory Holdings Limited	-	〃	-	US$	981	N/A	US$	981
	Canadian Pacific Railway Company	-	〃	-	US$	955	N/A	US$	955
	AIA Group Limited	-	〃	-	US$	953	N/A	US$	953
	LYB Finance Company B.V.	-	〃	-	US$	931	N/A	US$	931
	Juniper Networks, Inc.	-	〃	-	US$	929	N/A	US$	929
	Amcor Finance (USA), Inc.	-	〃	-	US$	916	N/A	US$	916
	Lennar Corporation	-	〃	-	US$	914	N/A	US$	914
	Assurant, Inc.	-	〃	-	US$	913	N/A	US$	913
	The Interpublic Group of Companies, Inc.	-	〃	-	US$	909	N/A	US$	909
	AEP Texas Inc.	-	〃	-	US$	907	N/A	US$	907
	BAE Systems Finance Inc.	-	〃	-	US$	906	N/A	US$	906
	Reynolds American Inc.	-	〃	-	US$	888	N/A	US$	888
	TC PipeLines, LP	-	〃	-	US$	885	N/A	US$	885
	County of Palm Beach, Florida	-	〃	-	US$	834	N/A	US$	834
	TransCanada PipeLines Limited	-	〃	-	US$	829	N/A	US$	829
	Metropolitan Edison Company	-	〃	-	US$	804	N/A	US$	804
	Cox Enterprises, Inc.	-	〃	-	US$	787	N/A	US$	787
	CubeSmart, L.P.	-	〃	-	US$	781	N/A	US$	781
	Southwest Gas Corporation	-	〃	-	US$	765	N/A	US$	765
	Zimmer Biomet Holdings, Inc.	-	〃	-	US$	761	N/A	US$	761
	BP Capital Markets America, Inc.	-	〃	-	US$	758	N/A	US$	758
	Manufacturers and Traders Trust Company	-	〃	-	US$	756	N/A	US$	756
	The Brooklyn Union Gas Company	-	〃	-	US$	753	N/A	US$	753
	Veralto Corporation	-	〃	-	US$	753	N/A	US$	753
	Consolidated Edison Company of New York, Inc.	-	〃	-	US$	748	N/A	US$	748
	Voya Financial, Inc.	-	〃	-	US$	747	N/A	US$	747
	Oklahoma Gas and Electric Company	-	〃	-	US$	744	N/A	US$	744
	Mars, Incorporated	-	〃	-	US$	743	N/A	US$	743
	TELUS Corporation	-	〃	-	US$	742	N/A	US$	742
	PACCAR Financial Corp.	-	〃	-	US$	740	N/A	US$	740
	Waste Management, Inc.	-	〃	-	US$	738	N/A	US$	738
	Marsh & McLennan Companies, Inc.	-	〃	-	US$	737	N/A	US$	737
	Visa Inc.	-	〃	-	US$	736	N/A	US$	736
	Hyundai Capital Services, Inc.	-	〃	-	US$	694	N/A	US$	694
	Sky Limited	-	〃	-	US$	694	N/A	US$	694
	QNB Finance Ltd.	-	〃	-	US$	678	N/A	US$	678
	The Allstate Corporation	-	〃	-	US$	673	N/A	US$	673
	Sodexo, Inc.	-	〃	-	US$	672	N/A	US$	672
	Automatic Data Processing, Inc.	-	〃	-	US$	645	N/A	US$	645
	Baxter International Inc.	-	〃	-	US$	639	N/A	US$	639
	Reliance Standard Life Global Funding II	-	〃	-	US$	627	N/A	US$	627
	Southern Power Company	-	〃	-	US$	615	N/A	US$	615
	Florida Hurricane Catastrophe Fund Finance Corporation	-	〃	-	US$	596	N/A	US$	596
	Infor, Inc.	-	〃	-	US$	592	N/A	US$	592
	Burlington Resources Inc.	-	〃	-	US$	591	N/A	US$	591
	Columbia Pipelines Holding Company, LLC	-	〃	-	US$	561	N/A	US$	561
	Entergy Mississippi, LLC	-	〃	-	US$	552	N/A	US$	552
	Shell International Finance B.V.	-	〃	-	US$	539	N/A	US$	539

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Columbia Pipelines Operating Co. LLC	-	Financial assets at fair value through other comprehensive income	-	US$	534	N/A	US$	534
	State of Hawaii	-	〃	-	US$	518	N/A	US$	518
	Skandinaviska Enskilda Banken AB (publ)	-	〃	-	US$	517	N/A	US$	517
	Arizona Public Service Company	-	〃	-	US$	515	N/A	US$	515
	ConocoPhillips Company	-	〃	-	US$	511	N/A	US$	511
	Intesa Sanpaolo S.p.A.	-	〃	-	US$	509	N/A	US$	509
	Mississippi Power Company	-	〃	-	US$	506	N/A	US$	506
	Mid-Atlantic Interstate Transmission, LLC	-	〃	-	US$	505	N/A	US$	505
	MassMutual Global Funding II	-	〃	-	US$	501	N/A	US$	501
	Westpac New Zealand Limited	-	〃	-	US$	496	N/A	US$	496
	Deutsche Telekom International Finance B.V.	-	〃	-	US$	488	N/A	US$	488
	Haleon UK Capital plc	-	〃	-	US$	488	N/A	US$	488
	Commonwealth Bank of Australia	-	〃	-	US$	485	N/A	US$	485
	Genuine Parts Company	-	〃	-	US$	484	N/A	US$	484
	Trane Technologies Luxembourg Finance S.A.	-	〃	-	US$	484	N/A	US$	484
	Altria Group, Inc.	-	〃	-	US$	479	N/A	US$	479
	McCormick & Company, Incorporated	-	〃	-	US$	475	N/A	US$	475
	American Honda Finance Corporation	-	〃	-	US$	458	N/A	US$	458
	DENSO Corporation	-	〃	-	US$	453	N/A	US$	453
	Brazos Higher Education Authority Inc	-	〃	-	US$	445	N/A	US$	445
	Aker BP ASA	-	〃	-	US$	431	N/A	US$	431
	The Home Depot, Inc.	-	〃	-	US$	413	N/A	US$	413
	Target Corporation	-	〃	-	US$	413	N/A	US$	413
	National Australia Bank Limited	-	〃	-	US$	412	N/A	US$	412
	Bayer US Finance LLC	-	〃	-	US$	403	N/A	US$	403
	Aflac Incorporated	-	〃	-	US$	394	N/A	US$	394
	Gilead Sciences, Inc.	-	〃	-	US$	390	N/A	US$	390
	GlaxoSmithKline Capital Inc.	-	〃	-	US$	389	N/A	US$	389
	University of Massachusetts Building Authority	-	〃	-	US$	387	N/A	US$	387
	Sierra Pacific Power Company	-	〃	-	US$	380	N/A	US$	380
	PepsiCo, Inc.	-	〃	-	US$	365	N/A	US$	365
	CSX Corporation	-	〃	-	US$	363	N/A	US$	363
	The Norinchukin Bank	-	〃	-	US$	363	N/A	US$	363
	Cargill, Incorporated	-	〃	-	US$	357	N/A	US$	357
	Mid-America Apartments, L.P.	-	〃	-	US$	308	N/A	US$	308
	Electricité de France S.A.	-	〃	-	US$	300	N/A	US$	300
	Consumers Energy Company	-	〃	-	US$	298	N/A	US$	298
	National Grid plc	-	〃	-	US$	285	N/A	US$	285
	Nordson Corporation	-	〃	-	US$	280	N/A	US$	280
	QatarEnergy	-	〃	-	US$	275	N/A	US$	275
	Pennsylvania Electric Company	-	〃	-	US$	233	N/A	US$	233
	Bayer US Finance II LLC	-	〃	-	US$	188	N/A	US$	188
	Beth Israel Deaconess Medical Center, Inc.	-	〃	-	US$	89	N/A	US$	89
	County of Pima, Arizona	-	〃	-	US$	80	N/A	US$	80
	State of Wisconsin	-	〃	-	US$	64	N/A	US$	64
	Aon Corporation	-	〃	-	US$	51	N/A	US$	51
	Bank of America Corporation	-	Financial assets at amortized cost	-	US$	733,692	N/A	US$	733,801
	Wells Fargo & Company	-	〃	-	US$	709,881	N/A	US$	714,192
	Morgan Stanley	-	〃	-	US$	599,243	N/A	US$	600,433

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Citigroup Inc.	-	Financial assets at amortized cost	-	US$	484,859	N/A	US$	485,130
	The Goldman Sachs Group, Inc.	-	〃	-	US$	395,526	N/A	US$	381,801
	JPMorgan Chase & Co.	-	〃	-	US$	313,591	N/A	US$	315,075
	Goldman Sachs Finance Corp International Ltd	-	〃	-	US$	109,895	N/A	US$	109,538
	Nationwide Building Society	-	〃	-	US$	10,410	N/A	US$	10,315
	Daimler Trucks Finance North America LLC	-	〃	-	US$	9,740	N/A	US$	9,691
	Great-West Lifeco U.S. Finance 2020, Lp	-	〃	-	US$	9,632	N/A	US$	9,512
	Mizuho Financial Group, Inc.	-	〃	-	US$	9,492	N/A	US$	9,568
	UBS Group AG	-	〃	-	US$	9,190	N/A	US$	9,114
	Fédération des caisses Desjardins du Québec	-	〃	-	US$	9,190	N/A	US$	9,104
	Nomura Holdings, Inc.	-	〃	-	US$	9,145	N/A	US$	9,040
	NongHyup Bank	-	〃	-	US$	8,915	N/A	US$	8,854
	Banque Fédérative du Crédit Mutuel	-	〃	-	US$	8,445	N/A	US$	8,433
	Canadian Imperial Bank of Commerce	-	〃	-	US$	8,429	N/A	US$	8,348
	Ventas Realty, Limited Partnership	-	〃	-	US$	8,304	N/A	US$	8,233
	Banco Santander, S.A.	-	〃	-	US$	8,300	N/A	US$	8,237
	Enel Finance International N.V.	-	〃	-	US$	8,259	N/A	US$	8,183
	Protective Life Global Funding	-	〃	-	US$	8,005	N/A	US$	7,928
	CRH America, Inc.	-	〃	-	US$	7,965	N/A	US$	7,869
	Mercedes-Benz Finance North America LLC	-	〃	-	US$	7,960	N/A	US$	7,950
	BPCE SA	-	〃	-	US$	7,918	N/A	US$	7,853
	Sydney Airport Finance Company Pty Ltd	-	〃	-	US$	7,752	N/A	US$	7,681
	Sumitomo Mitsui Financial Group, Inc.	-	〃	-	US$	7,602	N/A	US$	7,565
	AIG Global Funding	-	〃	-	US$	7,551	N/A	US$	7,482
	Banco Bilbao Vizcaya Argentaria, S.A.	-	〃	-	US$	7,108	N/A	US$	7,058
	Southern California Edison Company	-	〃	-	US$	5,928	N/A	US$	5,920
	NatWest Markets Plc	-	〃	-	US$	5,531	N/A	US$	5,492
	F&G Global Funding	-	〃	-	US$	5,513	N/A	US$	5,443
	BNP Paribas SA	-	〃	-	US$	5,287	N/A	US$	5,261
	ING Groep N.V.	-	〃	-	US$	5,255	N/A	US$	5,282
	Athene Global Funding	-	〃	-	US$	5,150	N/A	US$	5,084
	Hyundai Capital Services, Inc.	-	〃	-	US$	5,038	N/A	US$	4,992
	Svenska Handelsbanken AB (publ)	-	〃	-	US$	4,744	N/A	US$	4,764
	QNB Finance Ltd.	-	〃	-	US$	4,453	N/A	US$	4,455
	Sumitomo Mitsui Trust Bank, Limited	-	〃	-	US$	4,172	N/A	US$	4,130
	Lloyds Banking Group plc	-	〃	-	US$	3,982	N/A	US$	3,952
	Deutsche Bank AG - New York Branch	-	〃	-	US$	3,979	N/A	US$	3,941
	Volkswagen Group of America Finance, LLC	-	〃	-	US$	3,872	N/A	US$	3,822
	Mitsubishi UFJ Financial Group, Inc.	-	〃	-	US$	3,773	N/A	US$	3,750
	Jackson National Life Global Funding	-	〃	-	US$	3,350	N/A	US$	3,290
	ANZ New Zealand (Int'l) Limited	-	〃	-	US$	3,267	N/A	US$	3,231
	Scottish Power Limited	-	〃	-	US$	3,186	N/A	US$	3,184
	Spectra Energy Partners, LP	-	〃	-	US$	2,856	N/A	US$	2,822
	National Bank of Canada	-	〃	-	US$	2,114	N/A	US$	2,114
	Georgia-Pacific LLC	-	〃	-	US$	1,264	N/A	US$	1,258
	GA Global Funding Trust	-	〃	-	US$	1,179	N/A	US$	1,178
	Reliance Standard Life Global Funding II	-	〃	-	US$	1,090	N/A	US$	1,083
	Barclays Bank PLC	-	〃	-	US$	748	N/A	US$	748
	AIA Group Limited	-	〃	-	US$	588	N/A	US$	588

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Agency mortgage-backed securities
	FEDERAL NATIONAL MORTGAGE ASSOCIATION	-	Financial assets at fair value through other comprehensive income	-	US$	676,978	N/A	US$	676,978
	Federal Home Loan Mortgage Corporation	-	〃	-	US$	349,415	N/A	US$	349,415
	Government National Mortgage Association	-	〃	-	US$	265,032	N/A	US$	265,032

	Government bond/Agency bonds
	United States Department of The Treasury	-	Financial assets at fair value through other comprehensive income	-	US$	670,867	N/A	US$	670,867
	Federal Home Loan Mortgage Corporation	-	〃	-	US$	4,990	N/A	US$	4,990
	FEDERAL NATIONAL MORTGAGE ASSOCIATION	-	〃	-	US$	1,071	N/A	US$	1,071
	United States Department of The Treasury	-	Financial assets at amortized cost	-	US$	118,669	N/A	US$	117,913
	Federal Home Loan Banks	-	〃	-	US$	55,000	N/A	US$	54,991
	Federal Home Loan Mortgage Corporation	-	〃	-	US$	30,000	N/A	US$	30,028

	Asset-backed securities
	Toyota Auto Receivables 2022-B Owner Trust	-	Financial assets at fair value through other comprehensive income	-	US$	10,719	N/A	US$	10,719
	Wells Fargo Commercial Mortgage Trust 2016-Bnk1	-	〃	-	US$	9,971	N/A	US$	9,971
	JPMBB Commercial Mortgage Securities Trust 2014-C24	-	〃	-	US$	9,891	N/A	US$	9,891
	Gm Financial Consumer Automobile Receivables Trust 2023-3	-	〃	-	US$	8,943	N/A	US$	8,943
	Ford Credit Auto Owner Trust 2021-Rev2	-	〃	-	US$	7,694	N/A	US$	7,694
	Toyota Auto Loan Extended Note Trust 2023-1	-	〃	-	US$	7,301	N/A	US$	7,301
	Citigroup Commercial Mortgage Trust 2015-GC33	-	〃	-	US$	7,120	N/A	US$	7,120
	Ford Credit Auto Owner Trust 2020-REV2	-	〃	-	US$	6,898	N/A	US$	6,898
	Hyundai Auto Receivables Trust 2023-B	-	〃	-	US$	6,242	N/A	US$	6,242
	BBCMS Mortgage Trust 2020-C8	-	〃	-	US$	6,191	N/A	US$	6,191
	Morgan Stanley Capital I Trust 2021-L6	-	〃	-	US$	5,987	N/A	US$	5,987
	Honda Auto Receivables 2023-2 Owner Trust	-	〃	-	US$	5,972	N/A	US$	5,972
	Bank 2020-BNK26	-	〃	-	US$	5,890	N/A	US$	5,890
	Hudson Yards 2016-10HY Mortgage Trust	-	〃	-	US$	5,839	N/A	US$	5,839
	Benchmark 2019-B11 Mortgage Trust	-	〃	-	US$	5,749	N/A	US$	5,749
	Hyundai Auto Receivables Trust 2021-C	-	〃	-	US$	5,724	N/A	US$	5,724
	Citigroup Commercial Mortgage Trust 2021-PRM2	-	〃	-	US$	5,560	N/A	US$	5,560
	Bank 2017 - BNK7	-	〃	-	US$	5,544	N/A	US$	5,544
	Bank 2021-bnk33	-	〃	-	US$	5,495	N/A	US$	5,495
	Benchmark 2019-B12 Mortgage Trust	-	〃	-	US$	5,432	N/A	US$	5,432
	Morgan Stanley Bank America Merrill Lynch Trust 2016-C30	-	〃	-	US$	5,330	N/A	US$	5,330
	BBCMS 2018-Tall Mortgage Trust	-	〃	-	US$	5,280	N/A	US$	5,280
	Bank 2023-BNK46	-	〃	-	US$	5,244	N/A	US$	5,244
	Honda Auto Receivables 2024-1 Owner Trust	-	〃	-	US$	5,174	N/A	US$	5,174
	Benchmark 2023-B39 Mortgage Trust	-	〃	-	US$	5,166	N/A	US$	5,166
	MSWF Commercial Mortgage Trust 2023-1	-	〃	-	US$	5,160	N/A	US$	5,160
	Wells Fargo Commercial Mortgage Trust 2016-C35	-	〃	-	US$	5,040	N/A	US$	5,040
	Wells Fargo Commercial Mortgage Trust 2021-C59	-	〃	-	US$	4,865	N/A	US$	4,865
	CSAIL 2018-CX11	-	〃	-	US$	4,806	N/A	US$	4,806
	Bank 2017-Bnk6	-	〃	-	US$	4,799	N/A	US$	4,799
	Morgan Stanley Capital I Trust 2016 - BNK2 Fund	-	〃	-	US$	4,688	N/A	US$	4,688
	GM Financial Revolving Receivables Trust 2021-1	-	〃	-	US$	4,553	N/A	US$	4,553
	Bank 2017-BNK9	-	〃	-	US$	4,187	N/A	US$	4,187
	MRCD 2019-Prkc Mortgage Trust	-	〃	-	US$	4,083	N/A	US$	4,083

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Benchmark 2023-V3 Mortgage Trust	-	Financial assets at fair value through other comprehensive income	-	US$	4,081	N/A	US$	4,081
	Msbam 2016-C29	-	〃	-	US$	4,015	N/A	US$	4,015
	JPMCC 2017-JP7	-	〃	-	US$	3,744	N/A	US$	3,744
	Bmw Vehicle Owner Trust 2023-A	-	〃	-	US$	3,615	N/A	US$	3,615
	BANK 2017-BNK5	-	〃	-	US$	3,596	N/A	US$	3,596
	Discover Card Execution Note Trust	-	〃	-	US$	3,494	N/A	US$	3,494
	Citigroup Commercial Mortgage Trust 2019-Gc43	-	〃	-	US$	3,216	N/A	US$	3,216
	Msbam 2016-C31	-	〃	-	US$	3,024	N/A	US$	3,024
	Bank 2019-Bnk22	-	〃	-	US$	3,010	N/A	US$	3,010
	Commerce 2015-CCRE24 Mortgage Trust	-	〃	-	US$	3,008	N/A	US$	3,008
	WFRBS Commercial Mortgage Trust 2014-C25	-	〃	-	US$	2,952	N/A	US$	2,952
	Five 2023-V1 Mortgage Trust	-	〃	-	US$	2,872	N/A	US$	2,872
	Bmo 2023-C5 Mortgage Trust	-	〃	-	US$	2,803	N/A	US$	2,803
	Sreit Commercial Mortgage Trust 2021-Mfp	-	〃	-	US$	2,755	N/A	US$	2,755
	CGCMT 2017-P8 Mortgage Trust	-	〃	-	US$	2,670	N/A	US$	2,670
	Benchmark 2019-B15 Mortgage Trust	-	〃	-	US$	2,551	N/A	US$	2,551
	Honda Auto Receivables 2023-1 Owner Trust	-	〃	-	US$	2,505	N/A	US$	2,505
	Toyota Auto Receivables 2023-C Owner Trust	-	〃	-	US$	2,503	N/A	US$	2,503
	Benchmark 2018-B3 Commercial Mortgage Trust	-	〃	-	US$	2,470	N/A	US$	2,470
	Ford Credit Auto Owner Trust 2020-Rev1	-	〃	-	US$	2,426	N/A	US$	2,426
	Honda Auto Receivables 2021 - 4 Owner Trust	-	〃	-	US$	2,417	N/A	US$	2,417
	JPMDB 2017-C7	-	〃	-	US$	2,393	N/A	US$	2,393
	GS Mortgage Securities Trust 2015-GC32	-	〃	-	US$	2,385	N/A	US$	2,385
	Hyundai Auto Receivables Trust 2021-B	-	〃	-	US$	2,339	N/A	US$	2,339
	Citigroup Commercial Mortgage Trust 2016-C1	-	〃	-	US$	2,298	N/A	US$	2,298
	Toyota Auto Receivables 2024-A Owner Trust	-	〃	-	US$	2,294	N/A	US$	2,294
	Benchmark 2020-B18 Mortgage Trust	-	〃	-	US$	2,225	N/A	US$	2,225
	Citigroup Commercial Mortgage Trust 2015-P1	-	〃	-	US$	2,188	N/A	US$	2,188
	Citigroup Commercial Mortgage Trust 2015-GC27	-	〃	-	US$	2,125	N/A	US$	2,125
	Wells Fargo Commercial Mortgage Trust 2020-C55	-	〃	-	US$	2,124	N/A	US$	2,124
	Toyota Auto Receivables 2023 D Owner Trust	-	〃	-	US$	2,123	N/A	US$	2,123
	Ford Credit Auto Owner Trust 2023-C	-	〃	-	US$	2,120	N/A	US$	2,120
	Ubs 2018-C13	-	〃	-	US$	2,052	N/A	US$	2,052
	Ford Credit Auto Owner Trust 2023-A	-	〃	-	US$	1,982	N/A	US$	1,982
	GM Financial Consumer Automobile Receivables Trust 2023-2	-	〃	-	US$	1,969	N/A	US$	1,969
	Benchmark 2018-B4 Mortgage Trust	-	〃	-	US$	1,944	N/A	US$	1,944
	Bmark 2018-B5	-	〃	-	US$	1,924	N/A	US$	1,924
	Mhc Commercial Mortgage Trust 2021-Mhc	-	〃	-	US$	1,912	N/A	US$	1,912
	Dolp Trust 2021-NYC	-	〃	-	US$	1,856	N/A	US$	1,856
	Mercedes-Benz Auto Receivables Trust 2023-1	-	〃	-	US$	1,673	N/A	US$	1,673
	Wells Fargo Commercial Mortgage Trust 2015-C30	-	〃	-	US$	1,560	N/A	US$	1,560
	JPMBB Commercial Mortgage Securities Trust 2015-C27	-	〃	-	US$	1,535	N/A	US$	1,535
	Hyundai Auto Receivables Trust 2022-A	-	〃	-	US$	1,525	N/A	US$	1,525
	UBS Commercial Mortgage Trust 2018-C11	-	〃	-	US$	1,500	N/A	US$	1,500
	American Express Credit Account Master Trust , series 2023-1	-	〃	-	US$	1,497	N/A	US$	1,497
	COMM 2020-CBM Mortgage Trust	-	〃	-	US$	1,487	N/A	US$	1,487
	Morgan Stanley Capital I Trust	-	〃	-	US$	1,467	N/A	US$	1,467
	Morgan Stanley Capital I Trust 2021-L5	-	〃	-	US$	1,370	N/A	US$	1,370
	Wells Fargo Commercial Mortgage Trust 2015-C29	-	〃	-	US$	1,252	N/A	US$	1,252

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Ford Credit Auto Owner Trust 2022-C	-	Financial assets at fair value through other comprehensive income	-	US$	1,238	N/A	US$	1,238
	Wells Fargo Commercial Mortgage Trust 2018-C44	-	〃	-	US$	1,223	N/A	US$	1,223
	Gs Mortgage Securities Trust 2018-Gs10	-	〃	-	US$	1,219	N/A	US$	1,219
	GM Financial Consumer Automobile Receivables Trust 2023-1	-	〃	-	US$	1,212	N/A	US$	1,212
	FORD CREDIT AUTO OWNER TRUST 2023-REV2	-	〃	-	US$	1,114	N/A	US$	1,114
	American Express Credit Account Master Trust	-	〃	-	US$	1,007	N/A	US$	1,007
	Morgan Stanley Capital I Trust 2015 - UBS8	-	〃	-	US$	965	N/A	US$	965
	Wells Fargo Commercial Mortgage Trust 2016-LC24	-	〃	-	US$	942	N/A	US$	942
	Citigroup Commercial Mortgage Trust 2016-C3	-	〃	-	US$	940	N/A	US$	940
	Ford Credit Auto Owner Trust 2022-A	-	〃	-	US$	889	N/A	US$	889
	Bank 2023-Bnk45	-	〃	-	US$	863	N/A	US$	863
	BBCMS Mortgage Trust 2018-C2	-	〃	-	US$	846	N/A	US$	846
	Benchmark 2021-B24 Mortgage Trust	-	〃	-	US$	835	N/A	US$	835
	Nissan Auto Receivables 2023-A Owner Trust	-	〃	-	US$	825	N/A	US$	825
	COMM Mortgage Trust Series 2015-LC19	-	〃	-	US$	784	N/A	US$	784
	DBJPM 2016-C1 Mortgage Trust	-	〃	-	US$	760	N/A	US$	760
	Honda Auto Receivables 2022-2 Owner Trust	-	〃	-	US$	731	N/A	US$	731
	Citigroup Commercial Mortgage Trust 2015-GC35	-	〃	-	US$	689	N/A	US$	689
	Toyota Auto Receivables 2021-D Owner Trust	-	〃	-	US$	653	N/A	US$	653
	Wells Fargo Commercial Mortgage Trust 2017-C40	-	〃	-	US$	645	N/A	US$	645
	JPMBB Commercial Mortgage Securities Trust 2015-C28	-	〃	-	US$	619	N/A	US$	619
	JPMCC Commercial Mortgage Securities Trust 2016 - JP3	-	〃	-	US$	581	N/A	US$	581
	JPMBB Commercial Mortgage Securities Trust 2016-C1	-	〃	-	US$	578	N/A	US$	578
	Wells Fargo Commercial Mortgage Trust 2015-C28	-	〃	-	US$	532	N/A	US$	532
	Gm Financial Consumer Automobile Receivables Trust 2024-1	-	〃	-	US$	465	N/A	US$	465
	Citigroup Commercial Mortgage Trust 2018-C5	-	〃	-	US$	401	N/A	US$	401
	Toyota Auto Receivables 2021-C Owner Trust	-	〃	-	US$	390	N/A	US$	390
	Honda Auto Receivables 2021-2 Owner Trust	-	〃	-	US$	275	N/A	US$	275
	Wells Fargo Commercial Mortgage Trust 2015-NXS3	-	〃	-	US$	225	N/A	US$	225
	Ford Credit Auto Owner Trust 2022-B	-	〃	-	US$	201	N/A	US$	201
	Porsche Financial Auto Securitization Trust 2023-1	-	〃	-	US$	199	N/A	US$	199
	JPMCC 2015 - JP1	-	〃	-	US$	152	N/A	US$	152
	Benchmark 2019-B14 Mortgage Trust	-	〃	-	US$	150	N/A	US$	150
	Wells Fargo Commercial Mortgage Trust 2015-LC20	-	〃	-	US$	125	N/A	US$	125
	COMM 2015-CCRE22 Mortgage Trust	-	〃	-	US$	112	N/A	US$	112
	Morgan Stanley Capital I Trust 2018-H3	-	〃	-	US$	105	N/A	US$	105
	JPMDB Commercial Mortgage Securities Trust 2019-COR6	-	〃	-	US$	81	N/A	US$	81
	GS Mortgage Securities Trust 2014-GC24	-	〃	-	US$	61	N/A	US$	61
	Morgan Stanley Capital I Trust 2019-H7	-	〃	-	US$	58	N/A	US$	58
	Bank 2019-BNK23	-	〃	-	US$	46	N/A	US$	46
	GS Mortgage Securities Trust 2014-GC26	-	〃	-	US$	41	N/A	US$	41
	Morgan Stanley Capital I Trust 2019-H6	-	〃	-	US$	32	N/A	US$	32
	BBCMS Mortgage Trust 2020-C7	-	〃	-	US$	27	N/A	US$	27
	Citigroup Commercial Mortgage Trust 2014-GC23	-	〃	-	US$	18	N/A	US$	18

	Non-publicly traded equity investments
	Primavera Capital Fund II L.P.	-	Financial assets at fair value through other comprehensive income	-	US$	85,581	4	US$	85,581

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

VTAF II	Non-publicly traded equity investments
	5V Technologies, Inc.	-	Financial assets at fair value through other comprehensive income	1		$-	-		$-
	Aether Systems, Inc.	-	〃	1,085	-		20	-

	Publicly traded stocks
	Sentelic Corporation	-	Financial assets at fair value through other comprehensive income	882	US$	3,406	3	US$	3,406

VTAF III	Non-publicly traded equity investments
	LiquidLeds Lighting Corp.	-	Financial assets at fair value through other comprehensive income	1,952	US$	800	14	US$	800
	Mutual-Pak	-	〃	1,701	US$	337	17	US$	337
	Neoconix, Inc.	-	〃	4,147	US$	174	-	US$	174

Emerging Fund	Convertible bonds
	Movandi Corporation	-	Financial assets at fair value through Profit or Loss	-	US$	4,218	N/A	US$	4,218
	Encharge AI, Inc.	-	〃	-	US$	3,159	N/A	US$	3,159

	Non-publicly traded equity investments
	Ayar Labs, Inc.	-	Financial assets at fair value through other comprehensive income	345	US$	5,000	1	US$	5,000
	Empower Semiconductor, Inc.	-	〃	868	US$	5,000	3	US$	5,000
	Ethernovia Inc.	-	〃	1,021	US$	5,000	3	US$	5,000
	Lyte AI, Inc.	-	〃	1,128	US$	5,000	4	US$	5,000
	RiVos, Inc.	-	〃	2,568	US$	5,000	1	US$	5,000
	EdgeQ, Inc.	-	〃	1,176	US$	4,771	2	US$	4,771
	SiMa Technologies, Inc.	-	〃	564	US$	4,000	1	US$	4,000
	Xsight Labs Ltd.	-	〃	500	US$	4,000	1	US$	4,000
	NeuReality Ltd.	-	〃	122	US$	3,194	2	US$	3,194
	Ambiq Micro, Inc.	-	〃	3,318	US$	3,000	1	US$	3,000
	Atlas Magnetics, Co.	-	〃	1,500	US$	3,000	3	US$	3,000
	Kinara, Inc.	-	〃	2,015	US$	3,000	2	US$	3,000
	xMEMS Labs, Inc.	-	〃	3,000	US$	3,000	3	US$	3,000
	Reed Semiconductor Corp.	-	〃	500	US$	2,000	1	US$	2,000

	Publicly traded stocks
	Astera Labs, Inc.	-	Financial assets at fair value through other comprehensive income	744	US$	55,171	-	US$	55,171

TSMC Development	Convertible preferred stocks
	IMS Nanofabrication Global, LLC	-	Financial assets at fair value through Profit or Loss	-	US$	432,795	10	US$	432,795

Growth Fund	Non-publicly traded equity investments
	CNEX Labs, Inc.	-	Financial assets at fair value through other comprehensive income	33	US$	133	-	US$	133

	Publicly traded stocks
	Astera Labs, Inc.	-	Financial assets at fair value through other comprehensive income	319	US$	23,631	-	US$	23,631
	Marvell Technology Group Ltd.	-	〃	27	US$	1,886	-	US$	1,886

(Concluded)

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE THREE MONTHS ENDED MARCH 31, 2024

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counterparty	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note)
					Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain/Loss on Disposal (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)

TSMC	Non-publicly traded equity investments
	TSMC Arizona	Investments accounted for using equity method	-	-	10,500	$298,604,975		1,000	$31,558,800		-		$-		$-		$-	11,500	$341,369,324
	JASM	〃	-	-	2,269	47,087,140		522	11,144,154		-	-		-		-		2,791	55,731,847
	Emerging Fund	〃	-	-	-	1,901,742		-	382,061		-	-		-		-		-	3,822,661

	Commercial paper
	Nan Ya Plastics Corporation	Financial assets at amortized cost	-	-	600	5,976,677		-	-		500	5,000,000		5,000,000		-		100	998,581
	Taiwan Power Company	〃	-	-	50	498,916		-	-		50	500,000		500,000		-		-	-
	Formosa Plastics Corporation	〃	-	-	100	996,260		-	-		100	1,000,000		1,000,000		-		-	-

TSMC Partners	Publicly traded stocks
	ARM Holdings plc	Financial assets at fair value through other comprehensive income	-	-	1,961	US$	147,353	-	US$	-	850	US$	101,535	US$	43,350	US$	58,185	1,111	US$	138,837

TSMC Global	Corporate bond
	Morgan Stanley	Financial assets at fair value through other comprehensive income	-	-	-	US$	76,777	-	US$	10,877	-	US$	5,599	US$	5,585	US$	14	-	US$	82,268
	JPMorgan Chase & Co.	〃	-	-	-	US$	62,267	-	US$	9,710	-	US$	2,994	US$	3,002	US$	(8)	-	US$	69,077
	Wells Fargo & Company	〃	-	-	-	US$	58,351	-	US$	10,062	-	US$	3,325	US$	3,338	US$	(13)	-	US$	65,075
	Citigroup Inc.	〃	-	-	-	US$	50,436	-	US$	10,970	-	US$	2,258	US$	2,300	US$	(42)	-	US$	59,251
	The Goldman Sachs Group, Inc.	〃	-	-	-	US$	58,554	-	US$	9,161	-	US$	14,532	US$	14,551	US$	(19)	-	US$	53,425
	BNP Paribas SA	〃	-	-	-	US$	20,345	-	US$	20,735	-	US$	5,680	US$	5,680	US$	-	-	US$	35,534
	Principal Life Global Funding II	〃	-	-	-	US$	17,932	-	US$	13,817	-	US$	1,377	US$	1,424	US$	(47)	-	US$	30,492
	Sumitomo Mitsui Trust Bank, Limited	〃	-	-	-	US$	17,286	-	US$	14,372	-	US$	2,861	US$	2,890	US$	(29)	-	US$	28,968
	Mitsubishi UFJ Financial Group, Inc.	〃	-	-	-	US$	36,903	-	US$	-	-	US$	10,030	US$	10,141	US$	(111)	-	US$	27,044
	Hyundai Capital America	〃	-	-	-	US$	13,567	-	US$	10,887	-	US$	-	US$	-	US$	-	-	US$	24,517
	Bristol-Myers Squibb Company	〃	-	-	-	US$	4,604	-	US$	21,106	-	US$	4,100	US$	4,145	US$	(45)	-	US$	21,769
	Glencore Funding LLC	〃	-	-	-	US$	1,556	-	US$	19,310	-	US$	-	US$	-	US$	-	-	US$	20,872
	NatWest Group plc	〃	-	-	-	US$	6,360	-	US$	10,261	-	US$	-	US$	-	US$	-	-	US$	16,659
	SMBC Aviation Capital Finance DAC	〃	-	-	-	US$	1,747	-	US$	11,997	-	US$	-	US$	-	US$	-	-	US$	13,738
	DTE Energy Company	〃	-	-	-	US$	1,685	-	US$	9,594	-	US$	-	US$	-	US$	-	-	US$	11,284
	BAE Systems plc	〃	-	-	-	US$	-	-	US$	11,076	-	US$	-	US$	-	US$	-	-	US$	11,137
	Mercedes-Benz Finance North America LLC	〃	-	-	-	US$	-	-	US$	10,294	-	US$	-	US$	-	US$	-	-	US$	10,267

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counterparty	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note)
					Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain/Loss on Disposal (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)

TSMC Global	Bank of America Corporation	Financial assets at amortized cost	-	-	-	US$	799,449	-	US$	55,565	-	US$	124,000	US$	124,000	US$	-	-	US$	733,692
	Wells Fargo & Company	〃	-	-	-	US$	619,830	-	US$	102,372	-	US$	15,000	US$	15,000	US$	-	-	US$	709,881
	Morgan Stanley	〃	-	-	-	US$	566,880	-	US$	29,543	-	US$	-	US$	-	US$	-	-	US$	599,243
	Citigroup Inc.	〃	-	-	-	US$	271,462	-	US$	212,178	-	US$	-	US$	-	US$	-	-	US$	484,859
	The Goldman Sachs Group, Inc.	〃	-	-	-	US$	432,811	-	US$	29,886	-	US$	68,000	US$	68,000	US$	-	-	US$	395,526
	JPMorgan Chase & Co.	〃	-	-	-	US$	391,868	-	US$	14,443	-	US$	95,000	US$	95,000	US$	-	-	US$	313,591
	Goldman Sachs Finance Corp International Ltd	〃	-	-	-	US$	99,905	-	US$	110,000	-	US$	100,000	US$	100,000	US$	-	-	US$	109,895
	Citigroup Global Markets Inc.	〃	-	-	-	US$	149,951	-	US$	-	-	US$	150,000	US$	150,000	US$	-	-	US$	-
	Citigroup Global Markets Holdings Inc.	〃	-	-	-	US$	99,968	-	US$	-	-	US$	100,000	US$	100,000	US$	-	-	US$	-

	Agency mortgage-backed securities
	FEDERAL NATIONAL MORTGAGE ASSOCIATION	Financial assets at fair value through other comprehensive income	-	-	-	US$	658,944	-	US$	47,321	-	US$	18,914	US$	18,949	US$	(35)	-	US$	676,978
	Federal Home Loan Mortgage Corporation	〃	-	-	-	US$	350,328	-	US$	16,761	-	US$	12,130	US$	12,269	US$	(139)	-	US$	349,415
	Government National Mortgage Association	〃	-	-	-	US$	225,310	-	US$	50,491	-	US$	6,836	US$	6,942	US$	(106)	-	US$	265,032

	Government bond/Agency bonds
	United States Department of The Treasury	Financial assets at fair value through other comprehensive income	-	-	-	US$	718,479	-	US$	10,530	-	US$	55,482	US$	56,320	US$	(838)	-	US$	670,867
	United States Department of The Treasury	Financial assets at amortized cost	-	-	-	US$	88,940	-	US$	29,667	-	US$	-	US$	-	US$	-	-	US$	118,669
	Federal Home Loan Banks	〃	-	-	-	US$	225,000	-	US$	30,000	-	US$	200,000	US$	200,000	US$	-	-	US$	55,000
	Federal Home Loan Mortgage Corporation	〃	-	-	-	US$	135,000	-	US$	30,000	-	US$	135,000	US$	135,000	US$	-	-	US$	30,000

Note:    The ending balance includes the realized gain/loss on equity investment, the amortization of premium/discount on bonds investments and other related adjustment.
(Concluded)

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE THREE MONTHS ENDED MARCH 31, 2024 (Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate	February 6, 2024 (Note)	US$ 2,155,000 (Note)	Based on the terms in the purchase order	96 counterparties (Note), including:	-	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
ABB Ltd.
Accudevice Co., Ltd.
Air Liquide Far Eastern Ltd.
Allis Electric Co., Ltd.
Am-Power Machine International Enterprise Co., Ltd.
Atlas Copco Taiwan Ltd.
Atlas Technology Corp.
Capital Machinery Limited
Chang Chun Petrochemical Co., Ltd.
Chen Yuan International Co., Ltd.
Chenfull International Co., Ltd.
Cheng Deh Fire Protection Industrial Corp.
Chien Kuo Construction Co., Ltd.
China Steel Structure Co., Ltd.
Chun Yuan Steel Industry Co., Ltd.
Chung-Lin General Contractors, Ltd.
Cica-Huntek Chemical Technology Taiwan Co., Ltd.
Confederate Technology Co., Ltd.
CTCI Smart Engineering Corporation

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Da-Cin Construction Co., Ltd.
Desiccant Technology Co., Ltd.
Evergreen Steel Corporation
Exyte Taiwan Co., Ltd.
Fortune Electric Co., Ltd.
Fu Tsu Construction Co., Ltd.
Gang-Wei Construction Ltd.
Hantech Engineering Co., Ltd.
Hsieh Kun Co., Ltd.
Hueng Luei Process Industry Co., Ltd.
Ingersoll-Rand Southeast Asia (Pte) Ltd. Taiwan Branch (Singapore)
J.C. Yang Architect and Associates
JG Environmental Technology Co., Ltd.
JJmr-Clean-Air Solution Tech.Services Co., Ltd.
Jusun Instruments Co., Ltd.
Kaohsiung City Government
Kedge Construction Co., Ltd.
Kinetics Technology Corporation
L&K Engineering Co., Ltd.
Lead-Fu Industrials Corporation
Lee Ming Construction Co., Ltd.
Li Jin Engineering Co., Ltd
Mandartech Interiors Inc.
Marketech Integrated Pte Ltd
Mega Union Technology Incorporated
Organo Technology Co., Ltd.
Ovivo Taiwan Co., Ltd.
Pan Asia (Engineers & Constructors) Corporation
Ruentex Engineering & Construction Co., Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				San Fu Chemical Co., Ltd.
Schneider Electric Taiwan Co., Ltd.
Shihlin Electric & Engineering Corporation
Siemens Limited
Solomon Technology Corporation
Swift Engineering Co., Ltd.
Taiwan Gleno Enterprise Co., Ltd.
Taiwan Obayashi Corporation
Taiwan Puritic Corp.
TASA Construction Corporation
Techgo Industrial Co., Ltd.
Transcene Corporation
Trusval Technology Co., Ltd.
Tung Kang Steel Structure Corp.
Uangyih-Tech Industrial Co., Ltd.
Unelectra International Corp.
United Integrated Services Co., Ltd
Versum Materials Taiwan Co., Ltd.
Wei Shung Technology Corporation
Weltall Technology Corporation
Wholetech System Hitech Limited
Yangtech Engineering Co., Ltd.
Yankey Engineering Co., Ltd.
Ying Pao Technology Inc.
YUNG CHING CONSTRUCTION CO., LTD.
Zhao-Cheng Corp.

Note:    The disclosures are expected information based on the capital appropriation approved by the Board of Directors (Right-of-use assets are included). The actual information shall be subject to the final purchase order of TSMC.
(Concluded)

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE THREE MONTHS ENDED MARCH 31, 2024

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Transaction Details					Abnormal Transaction		Notes/Accounts Payable or Receivable			Note
			Purchases/ Sales	Amount (Foreign Currencies in Thousands)		% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance (Foreign Currencies in Thousands)		% to Total

TSMC	TSMC North America	Subsidiary	Sales	$413,422,027		70	Net 30 days from invoice date (Note)	-	-	$133,875,641		73
	TSMC Arizona	Subsidiary	Sales		365,943	-	Net 30 days from the end of the month of when invoice is issued	-	-		-	-
	JASM	Subsidiary	Sales		181,670	-	Net 30 days from the end of the month of when invoice is issued	-	-		-	-
	GUC	Associate	Sales		1,547,617	-	Net 30 days from invoice date	-	-		60,395	-
	TSMC Nanjing	Subsidiary	Purchases		18,152,177	42	Net 30 days from the end of the month of when invoice is issued	-	-		(5,444,139)	9
	TSMC China	Subsidiary	Purchases		6,358,845	15	Net 30 days from the end of the month of when invoice is issued	-	-		(2,237,990)	4
	TSMC Washington	Indirect subsidiary	Purchases		1,157,160	3	Net 30 days from the end of the month of when invoice is issued	-	-		(369,386)	1
	SSMC	Associate	Purchases		1,014,527	2	Net 30 days from the end of the month of when invoice is issued	-	-		(330,709)	1
	VIS	Associate	Purchases		138,240	-	Net 30 days from the end of the month of when invoice is issued	-	-		(40,757)	-

TSMC North America	GUC	Associate of TSMC	Sales		1,908,392	-	Net 30 days from invoice date	-	-		340,128	-
				(US$	60,773)					(US$	10,630)

VisEra Tech	Xintec	Associate of TSMC	Sales		122,891	6	Net 60 days from the end of the month of when invoice is issued	-	-		78,840	8

Note:    The tenor is determined by the payment terms granted to its clients by TSMC North America.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
MARCH 31, 2024

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Ending Balance (Foreign Currencies in Thousands)		Turnover Days (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amount	Action Taken

TSMC	TSMC North America	Subsidiary	$137,703,222		32	$13,975	-	$-	$-
	TSMC Arizona	Subsidiary	237,141		Note 2	-	-	-	-

TSMC North America	GUC	Associate of TSMC	(US$	340,128 10,630)	9	-	-	-	-

TSMC China	TSMC	Parent company	2,237,990		32	-	-	-	-
			(RMB	505,218)

	TSMC Nanjing	The same parent company	39,258,965		Note 2	-	-	-	-
			(RMB	8,862,469)

TSMC Nanjing	TSMC	Parent company	5,444,139		26	-	-	-	-
			(RMB	1,228,993)

TSMC Technology	TSMC	The ultimate parent of the Company	(US$	657,940 20,563)	Note 2	-	-	-	-

TSMC Washington	TSMC	The ultimate parent of the Company	(US$	369,386 11,544)	22	-	-	-	-

	TSMC Development	Parent company	468,380		Note 2	-	-	-	-
			(US$	14,638)

Note 1:    The calculation of turnover days excludes other receivables from related parties.

Note 2:    The ending balance is primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2024

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Counterparty	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Net Revenue or Total Assets

0	TSMC	TSMC North America	1	Net revenue from sale of goods	$413,422,027	-	70%
				Receivables from related parties	133,875,641	-	2%
				Other receivables from related parties	3,827,581	-	-
				Accrued expenses and other current liabilities	171,255,226	-	3%
				Other noncurrent liabilities	61,261,940	-	1%
		JASM	1	Other noncurrent assets	13,978,689	-	-
		TSMC China	1	Purchases	6,358,845	-	1%
		TSMC Nanjing	1	Purchases	18,152,177	-	3%
				Payables to related parties	5,444,139	-	-
1	TSMC China	TSMC Nanjing	3	Other receivables from related parties	39,258,965	-	1%

Note 1:    No. 1 represents the transactions from parent company to subsidiary.

                No. 3 represents the transactions between subsidiaries.

Note 2:    The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.

TABLE 9

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INFORMATION ON INVESTMENT IN MAINLAND CHINA)
FOR THE THREE MONTHS ENDED MARCH 31, 2024

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of March 31, 2024					Net Income (Losses) of the Investee (Foreign Currencies in Thousands)			Share of Profits/Losses of Investee (Note 1) (Foreign Currencies in Thousands)	Note
				March 31, 2024 (Foreign Currencies in Thousands)		December 31, 2023 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities	$355,162,309		$355,162,309		11	100	$466,195,542			$7,489,262			$7,489,262	Subsidiary
	TSMC Arizona	Phoenix, Arizona, U.S.A.	Manufacturing, sales and testing of integrated circuits and other semiconductor devices		361,224,110		329,665,310	11,500	100	341,369,324			(1,307,684)			(1,307,684)	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the semiconductor design and manufacturing, and other investment activities		31,456,130		31,456,130	988,268	100	74,061,502			288,661			288,661	Subsidiary
	JASM	Kumamoto, Japan	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices		63,774,196		52,630,042	2,791	71	55,731,847			(1,086,886)			(777,516)	Subsidiary
	VIS	Hsin-Chu, Taiwan	Manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks		10,180,677		10,180,677	464,223	28	14,098,132			1,272,079			359,029	Associate
	VisEra Tech	Hsin-Chu, Taiwan	Research, design, development, manufacturing, sales, packaging and test of color filter		4,224,082		4,224,082	213,619	67	11,376,845			181,884			122,652	Subsidiary
	SSMC	Singapore	Manufacturing and sales of integrated circuits and other semiconductor devices		5,120,028		5,120,028	314	39	10,273,652			397,962			154,370	Associate
	TSMC North America	San Jose, California, U.S.A	Sales and marketing of integrated circuits and other semiconductor devices		333,718		333,718	11,000	100	6,808,629			269,513			269,513	Subsidiary
	ESMC	Dresden, Germany	Manufacturing, sales and testing of integrated circuits and other semiconductor devices		4,813,285		4,814,293	700	70	4,803,108			(44,878)			(31,415)	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging and wafer level post passivation interconnection service		1,988,317		1,988,317	111,282	41	3,887,152			326,104			133,735	Associate
	Emerging Fund	Cayman Islands	Investing in technology start-up companies		2,048,646		1,666,585	-	99.9	3,822,661			(872)			(871)	Subsidiary
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits		386,568		386,568	46,688	35	2,909,328			662,650			230,867	Associate
	TSMC 3DIC	Yokohama, Japan	Engineering support activities		1,144,356		1,144,356	49	100	1,215,781			33,369			33,369	Subsidiary
	VTAF III	Cayman Islands	Investing in technology start-up companies		1,242,679		1,242,679	-	98	889,069			(26)			(26)	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Customer service and supporting activities		15,749		15,749	-	100	609,020			8,622			8,622	Subsidiary
	TSMC JDC	Yokohama, Japan	Engineering support activities		410,680		410,680	15	100	389,759			9,094			9,094	Subsidiary
	VTAF II	Cayman Islands	Investing in technology start-up companies		260,300		260,300	-	98	146,302			(525)			(515)	Subsidiary
	TSMC Japan	Yokohama, Japan	Customer service and supporting activities		83,760		83,760	6	100	127,927			1,995			1,995	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and supporting activities		13,656		13,656	80	100	45,057			269			269	Subsidiary
TSMC Partners	TSMC Development	Delaware, U.S.A	Investing in companies involved in semiconductor manufacturing	(US$	18,780,281 586,939)	(US$	18,780,281 586,939)	-	100	$ (US$	39,164,939 1,224,019	) ))	$ (US$	(211,308 (6,729	) ))	Note2	Subsidiary
	TSMC Technology	Delaware, U.S.A	Engineering support activities		456,982		456,982	-	100	1,253,190			79,364			Note2	Subsidiary
				(US$	14,282)	(US$	14,282)			(US$	39,166)		(US$	2,527)
	TSMC Canada	Ontario, Canada	Engineering support activities		73,593		73,593	2,300	100	402,957			17,288			Note2	Subsidiary
				(US$	2,300)	(US$	2,300)			(US$	12,594)		(US$	551)
VTAF III	Growth Fund	Cayman Islands	Investing in technology start-up companies		73,448		73,448	-	100	831,409			7			Note2	Subsidiary
				(US$	2,295)	(US$	2,295)			(US$	25,984)		(US$	-)
TSMC Development	TSMC Washington	Washington, U.S.A	Manufacturing, sales and testing of integrated circuits and other semiconductor devices		-		-	293,637	100	$ (US$	5,681,723 177,570	) ))	$ (US$	(377,307 (12,015	) ))	Note2	Subsidiary

Note 1:    The share of profits/losses of investee includes the effect of unrealized gross profit on intercompany transactions.

Note 2:    The share of profits/losses of the investee company is not reflected herein as such amount is already included in the share of profits/losses of the investor company.

TABLE 10

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INFORMATION ON INVESTMENT IN MAINLAND CHINA
FOR THE THREE MONTHS ENDED MARCH 31, 2024

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (RMB in Thousands)		Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2024 (US$ in Thousands)		Investment Flows		Accumulated Outflow of Investment from Taiwan as of March 31, 2024 (US$ in Thousands)		Net Income (Losses) of the Investee Company	Percentage of Ownership	Share of Profits/Losses	Carrying Amount as of Balance as of March 31, 2024	Accumulated Inward Remittance of Earnings as of March 31, 2024
							Outflow (US$ in Thousands)	Inflow

TSMC China	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	$ (RMB	18,939,667 4,502,080)	(Note 1)	$ (US$	18,939,667 596,000)	$-	$-	$ (US$	18,939,667 596,000)	$2,649,852	100%	$2,668,728 (Note2)	$100,215,319	$-
TSMC Nanjing	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	(RMB	30,521,412 6,650,119)	(Note 1)	(US$	30,521,412 1,000,000)	-	-	(US$	30,521,412 1,000,000)	8,149,021	100%	8,153,081 (Note2)	97,777,531	-

Accumulated Investment in Mainland China as of March 31, 2024 (US$ in Thousands)	Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)	Upper Limit on Investment

$ 49,461,079 (US$ 1,596,000)	$119,412,667 (US$ 3,596,000)	$ 2,199,429,752 (Note3)

Note 1:    TSMC directly invested US$596,000 thousand in TSMC China and US$1,000,000 thousands in TSMC Nanjing.

Note 2:    Amount was recognized based on the reviewed financial statements.

Note 3:    The upper limit on investment in mainland China is determined by sixty percent (60%) of the Company's consolidated net worth.

TABLE 11

Taiwan Semiconductor Manufacturing Company Limited

INFORMATION ON MAJOR SHAREHOLDERS

MARCH 31, 2024

Shareholders (Note 1)	Shares
	Total Shares Owned	Ownership Percentage (Note 2)

ADR-Taiwan Semiconductor Manufacturing Company Ltd.	5,314,658,063	20.49%
National Development Fund, Executive Yuan	1,653,709,980	6.38%

Note 1:    Major shareholders shows the list of all shareholders with ownership of 5 percent or greater.

Note 2:    The calculation of ownership percentage is rounded to two decimal places.